SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom Reports
Audited 2003 Year End Results

Lisbon , Portugal , March 4, 2004 – Portugal Telecom (“PT”) (Euronext Lisbon: PTCO.IN; NYSE: PT) announced today its audited full year results for the year ended December 31, 2003.

In 2003, consolidated operating revenues amounted to Euro 5,776 million. EBITDA reached Euro 2,268 million, equivalent to a margin of 39.3%. EBITDA minus Capex reached Euro 1,616 million. Net income for the period amounted to Euro 240 million. Excluding curtailment costs of Euro 314 million and the related tax effect, net income would have reached Euro 451 million. Net debt, including the investment of Euro 196 million in the acquisition of treasury stock, was reduced by Euro 821 million over the year to Euro 3,216 million. PT's Board of Directors will be proposing at the next Annual General Shareholders' Meeting a cash dividend payment of Euro 0.22 per share.

PT's financial results have been prepared in accordance with Portuguese GAAP and include certain reclassifications in order to conform more closely to an international presentation format. The results by business segment for 2003 and corresponding prior periods reflect certain changes in the reportable segments made during 2003, as further described in Section 14 below.

Table 1 – Consolidated Financial Highlights

Euro million	4Q03 (1)	4Q02 (2)	y.o.y	q.o.q	2003 (1)	2002 (2)	y.o.y

Operating Revenues	1,545.2	1,367.6	13.0%	2.6%	5,776.1	5,582.0	3.5%
Operating Costs excluding D&A	971.8	832.1	16.8%	9.7%	3,508.4	3,352.5	4.6%
Operating Costs excluding D&A and PRBs	916.8	787.4	16.4%	10.7%	3,285.5	3,169.3	3.7%
EBITDA (3)	573.4	535.5	7.1%	(7.5%)	2,267.7	2,229.5	1.7%
EBITDA excluding PRB (4)	628.4	580.2	8.3%	(7.3%)	2,490.6	2,412.7	3.2%
Operating Income	333.3	301.7	10.5%	(10.8%)	1,313.7	1,266.7	3.7%
Net Income	(39.0)	69.6	n.m.	n.m.	240.2	391.1	(38.6%)
Net Income excluding Curtailment (5)	(21.7)	85.2	n.m.	n.m.	450.7	427.0	5.5%
Capex	317.7	258.4	22.9%	178.2%	651.6	776.0	(16.0%)
Capex as % of Revenues (%)	20.6	18.9	1.7 p.p.	13.0 p.p.	11.3	13.9	(2.6 p.p.)
EBITDA minus Capex	255.8	277.1	(7.7%)	(49.5%)	1,616.1	1,453.5	11.2%
Acquisition of Treasury Stock	156.4	n.a.	n.m.	n.m.	195.9	n.a.	n.m.
Net Debt	3,215.6	4,037.0	(20.3%)	(9.7%)	3,215.6	4,037.0	(20.3%)

EBITDA Margin (6) (%)	37.1	39.2	(2.1 p.p.)	(4.1 p.p.)	39.3	39.9	(0.6 p.p.)
Net Debt / EBITDA (x)	1.4	1.9	(0.5x)	0.0x	1.4	1.8	(0.4x)
EBITDA / Net Interest (x)	7.3	10.0	(2.7x)	(5.5x)	11.2	11.3	(0.1x)

(1) Reflects the proportional consolidation of 50% of Vivo, including TCO's results since May 2003.
(2) Reflects the full consolidation of TCP.
(3) EBITDA = Operating Income + Depreciation and Amortisation.
(4) Excluding post retirement benefit costs.
(5) Excluding workforce reduction programme costs, net of the related tax effect at 33.0%.
(6) EBITDA Margin = EBITDA / Operating Revenues.

1. FINANCIAL HIGHLIGHTS

  Operating revenues increased by 13.0% y.o.y in the fourth quarter of 2003 to Euro 1,545 million. In 2003, operating revenues amounted to Euro 5,776 million, a 3.5% increase over last year. Excluding the impact of the 20% depreciation of the Brazilian Real (R$), operating revenues would have grown by 10.0% y.o.y in 2003.
  Retail revenues in Portugal (wireline, Pay-TV and broadband) increased by 0.4% to Euro 1,802 million in 2003, as a result of strong growth in Pay-TV and broadband revenues, which offset the decrease in wireline traffic revenues.
  EBITDA increased by 7.1% y.o.y in the fourth quarter to Euro 573 million. In 2003, EBITDA reached Euro 2,268 million, a rise of 1.7% y.o.y, equivalent to an EBITDA margin of 39.3%. Excluding the impact of the depreciation of the Brazilian Real, EBITDA would have increased by 7.7% over 2002.
  Revenue and EBITDA growth of the Portuguese businesses was 0.1% and 2.6% respectively, underpinned by a strong performance and margin improvement in the mobile and Pay-TV businesses, which saw EBITDA margins increase to 46.6% and 33.9% respectively, in the fourth quarter.
  Operating income rose by 10.5% y.o.y in the fourth quarter of 2003. In 2003, operating income increased by 3.7% to Euro 1,314 million, equivalent to an operating margin of 22.7%, in line with last year. Excluding the impact of the devaluation of the Brazilian Real, operating income would have increased by 9.0% over 2002.
  Workforce reduction programme costs, covering 1,530 employees, amounted to Euro 314 million in 2003 compared to Euro 54 million in 2002. This curtailment represented a reduction of 15% in the workforce employed in the fixed line business. The ratio of fixed accesses per employee in the fixed line business now stands at 478.
  Net income totalled Euro 240 million in 2003, down 38.6% as compared to 2002. Excluding the impact of curtailment costs, net income would have amounted to Euro 451 million, an increase of 5.5% over last year. Net income in 2003 was also reduced by Euro 142 million as a result of a one-off accounting adjustment in deferred taxes related to the drop in the corporate tax rate in Portugal from 33.0% to 27.5%. Adjusting for both effects, net income would have amounted to Euro 593 million, an increase of 38.9% y.o.y.
  Capex fell by 16.0% in 2003 to Euro 652 million, equivalent to 11.3% of revenues.
  EBITDA minus Capex increased by 11.2% y.o.y to Euro 1,616 million, equivalent to 28.0% of operating revenues. Approximately 80% of PT's EBITDA minus Capex is generated in Euros by business segments in Portugal .
  At the end of 2003, PT's net debt amounted to Euro 3,216 million, a reduction of Euro 821 million over the same period last year. This reported net debt figure includes the impact of an investment of Euro 196 million in the acquisition of treasury stock, in line with the announced 10% share buyback programme. At the end of 2003, PT's net debt excluding Brazil was Euro 2,729 million.
  PT's net exposure (assets minus liabilities) to Brazil amounted to R$ 7,253 million, or Euro 1,979 million at the Real/Euro exchange rate prevailing as at December 31, 2003 . The assets denominated in Reais in PT's balance sheet as at December 31, 2003 , represented 28.1% of total assets.
  Further to the announced share buyback programme, as at February 11, 2004 , PT had acquired, on the Euronext Stock Exchange, a total of 39,010,108 treasury shares, or 3.11% of PT's share capital, at an average price of Euro 7.65 per share.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	4Q03	4Q02	y.o.y	q.o.q	2003	2002	y.o.y

Customer Base ('000)
Total Customers	33,520	28,359	18.2%	9.0%	33,520	28,359	18.2%
Wireline	5,902	5,331	10.7%	5.3%	5,902	5,331	10.7%
Mobile	25,931	21,558	20.3%	10.2%	25,931	21,558	20.3%
Pay-TV	1,442	1,307	10.3%	2.8%	1,442	1,307	10.3%
Broadband (Cable + Retail ADSL)	391	184	112.8%	21.3%	391	184	112.8%

Wireline
Main Lines ('000)	4,225	4,196	0.7%	0.7%	4,225	4,196	0.7%
PSTN/ISDN	4,037	4,143	(2.6%)	(0.3%)	4,037	4,143	(2.6%)
Wholesale ADSL	188.1	52.7	256.9%	29.4%	188.1	52.7	256.9%
Retail ADSL	160.9	43.3	271.4%	32.6%	160.9	43.3	271.4%
Net Additions (1) ('000)	31.1	(0.8)	n.m.	n.m.	28.9	(108.7)	n.m.
Total Voice Traffic (mn min.)	3,245	3,406	(4.7%)	4.1%	12,680	13,309	(4.7%)
F2F Domestic Traffic (mn min.)	1,447	1,670	(13.4%)	4.1%	5,841	6,479	(9.8%)
Fixed Tel. Service ARPU (Euro)	33.7	35.8	(5.8%)	(3.9%)	34.1	35.1	(3.0%)
Employees (no.)	9,075	11,183	(18.9%)	(4.9%)	9,075	11,183	(18.9%)
Capex (Euro million)	60.6	72.8	(16.8%)	35.5%	165.3	256.2	(35.5%)
EBITDA minus Capex (Euro million)	153.9	158.2	(2.7%)	(17.8%)	742.0	729.2	1.8%

Domestic Mobile (TMN)
Active Customers ('000)	4,887	4,426	10.4%	4.2%	4,887	4,426	10.4%
Net Additions ('000)	195.4	221.1	(11.6%)	5.2%	460.6	520.8	(11.6%)
Total Churn (%)	23.5	25.3	(1.8 p.p.)	0.3 p.p.	23.5	25.3	(1.8 p.p.)
MOU (min.)	124.5	128.4	(3.0%)	(2.5%)	123.1	130.5	(5.7%)
ARPU (Euro)	24.6	26.3	(6.5%)	(8.6%)	25.2	27.1	(6.9%)
Data as % of Service Revenues (%)	9.2	8.5	0.7 p.p.	1.1 p.p.	8.6	7.4	1.2 p.p.
CCPU (2) (Euro)	11.4	12.3	(7.6%)	(6.9%)	12.1	13.5	(10.7%)
ARPU minus CCPU (Euro)	13.2	14.0	(5.5%)	(10.0%)	13.1	13.6	(3.2%)

Brazilian Mobile (Vivo) (3)
Customers ('000)	20,656	16,809	22.9%	11.8%	20,656	16,809	22.9%
Market Share (4) (%)	56.2	60.8	(4.6 p.p.)	0.6 p.p.	56.2	60.8	(4.6 p.p.)
Net Additions ('000)	2,186	967	126.0%	130.2%	3,847	2,756	39.6%
MOU (min.)	102.4	106.1	(3.5%)	(0.4%)	101.6	105.8	(4.0%)
ARPU (Real)	38.6	40.9	(5.4%)	(3.4%)	39.4	40.9	(3.8%)
CCPU (Real)	21.3	22.2	(4.2%)	11.4%	20.6	21.4	(3.7%)
ARPU minus CCPU (Real)	17.3	18.6	(6.9%)	(16.6%)	18.8	19.5	(3.8%)

Multimedia (PT Multimedia)
Homes Passed ('000)	2,472	2,390	3.4%	1.1%	2,472	2,390	3.4%
With Interactive Capabilities ('000)	2,221	2,048	8.4%	2.0%	2,221	2,048	8.4%
Pay-TV Customers (5) ('000)	1,442	1,307	10.3%	2.8%	1,442	1,307	10.3%
Pay-TV Net Additions ('000)	40	43	(7.6%)	16.5%	134	147	(9.1%)
Pay to Basic ratio (%)	76.2	70.1	6.1 p.p.	4.4 p.p.	76.2	70.1	6.1 p.p.
Churn (%)	15.3	16.4	(1.1 p.p.)	(0.2 p.p.)	15.1	16.3	(1.2 p.p.)
Cable Broadband Accesses ('000)	230	140	64.3%	13.3%	230	140	64.3%
Pay-TV Blended ARPU (Euro)	24.6	22.3	10.6%	3.2%	23.8	21.5	10.6%
Pay-TV EBITDA Margin (%)	33.9	22.9	10.9 p.p.	0.3 p.p.	29.6	19.4	10.2 p.p.
Media Advertising Revenues (Euro mn)	21.5	20.4	5.6%	37.2%	71.1	74.9	(5.1%)

(1) Including ADSL.
(2) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation and sales of equipment per user.
(3) 50/50 Brazilian mobile joint venture with Telefónica Móviles; key performance indicators presented below include TCO since May 2003.
(4) Market Share in Areas of Operation.
(5) Regarding Pay-TV customers see Table 23 - Multimedia Operating Data.

Total Customers

  PT's total number of customers in the fourth quarter of 2003 climbed by 2.8 million, as compared to total net additions of 1.4 million in the third quarter. As a result, PT's customer base grew by 18.2% y.o.y to 33.5 million at the end of 2003.
  In Portugal , PT had 391 thousand broadband customers at the end of 2003, equivalent to a penetration of 7.6% of access lines (PSTN/ISDN and cable) and 38.2% of households with PCs.

Wireline

  Total accesses increased by 0.7% y.o.y in 2003 to 4,225 thousand, including 188 thousand ADSL customers. ADSL net additions in the fourth quarter were 43 thousand.
  At the end of 2003, the number of pricing packages sold stood at 377 thousand, which represented 9.3% of PSTN/ISDN lines.
  Fixed telephone service tariffs were revised in February 2003 at CPI minus 2.75%, equivalent to a decrease of 0.25% in nominal terms.
  Total voice traffic in minutes decreased by 4.7% y.o.y. Retail traffic decreased by 3.5% y.o.y, with domestic fixed-to-fixed traffic decreasing by 9.8% y.o.y in 2003.
  Total ARPU of the wireline business posted a 3.0% y.o.y decrease in 2003 to Euro 34.1, as a result of lower traffic volumes.

Domestic Mobile (TMN)

  Net additions totalled 195 thousand in the fourth quarter of 2003. At the end of 2003, TMN had 4,887 thousand active customers, an increase of 10.4% over last year.
  MOU in the fourth quarter fell by 2.3% q.o.q to 125 minutes, in line with seasonal trends. In 2003, MOU decreased by 5.6% y.o.y to 123 minutes, primarily as a result of economic slowdown in Portugal , particularly in the first half of 2003. Notwithstanding, the y.o.y gap in MOU narrowed during the course of 2003, from 9.4 minutes in the first quarter to 3.9 minutes in the fourth quarter.
  ARPU in the fourth quarter of 2003 posted a 6.5% y.o.y decrease to Euro 24.6. In 2003, ARPU was Euro 25.2, a decrease of Euro 1.9 from Euro 27.1 in 2002. This 6.9% reduction was mainly due to the reduction in termination fees (F2M and M2M) and lower MOU.

Brazilian Mobile (Vivo)

  Net additions reached 3,847 thousand in 2003, of which 2,186 thousand were recorded in the fourth quarter, notwithstanding increased competition from new entrants. Vivo had 20,656 thousand active customers at the end of December 2003, corresponding to an estimated average market share of around 56% in the areas of operation, according to Anatel data.
  In the fourth quarter of 2003, MOU was 102.4 minutes, down 3.5% y.o.y, as a result of strong subscriber growth, mainly among prepaid.
  ARPU was R$ 38.6 in the fourth quarter of 2003, a 5.4% y.o.y decrease resulting mainly from the higher percentage of prepaid customers in Vivo's customer base and the impact of the changes in mobile-to-mobile interconnection rules.

Multimedia (PT Multimedia)

  Pay-TV net additions totalled 134 thousand in 2003, of which 40 thousand were recorded in the fourth quarter. Total Pay-TV customers rose by 10.3% y.o.y to 1,442 thousand at the end of 2003.
  Network rollout is almost complete with 2,472 thousand homes passed, of which 90% are bi-directional and therefore enabled for broadband.
  Pay-TV's blended ARPU in 2003 increased by 10.6% y.o.y to Euro 23.8, as a result of a higher penetration of premium services, including broadband Internet.
  Broadband cable modem customers reached 230 thousand at the end of 2003, an increase of 64.3% over last year. Net additions in the fourth quarter of 2003 reached 29 thousand.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	4Q03 (1)	4Q02 (2)	y.o.y	q.o.q	2003 (1)	2002 (2)	y.o.y

Operating Revenues	1,545.2	1,367.6	13.0%	2.6%	5,776.1	5,582.0	3.5%
Wireline	524.0	569.2	(7.9%)	(3.2%)	2,138.1	2,273.6	(6.0%)
Domestic Mobile (TMN)	356.5	331.7	7.5%	(2.5%)	1,346.7	1,266.6	6.3%
Brazilian Mobile (Vivo)	398.0	227.3	75.1%	6.2%	1,361.5	1,217.6	11.8%
PT Multimedia	194.3	179.3	8.4%	18.9%	683.5	621.9	9.9%
Other	72.4	60.2	20.4%	19.3%	246.3	202.2	21.8%

Operating Costs excluding D&A	971.8	832.1	16.8%	9.7%	3,508.4	3,352.5	4.6%
Wages and Salaries	188.1	179.0	5.1%	11.3%	705.9	694.8	1.6%
Post Retirement Benefits	55.0	44.7	23.0%	(5.0%)	222.9	183.2	21.7%
Costs of Telecommunications	138.4	143.8	(3.8%)	(9.0%)	587.1	622.9	(5.7%)
Subsidies	(5.1)	(8.3)	(38.3%)	4.1%	(20.6)	(31.5)	(34.6%)
Maintenance and Repairs	31.9	32.1	(0.7%)	(3.5%)	126.5	129.2	(2.1%)
Own Work Capitalised	(28.2)	(35.5)	(20.5%)	46.0%	(74.5)	(114.0)	(34.7%)
Raw Materials and Consumables	23.2	27.9	(17.0%)	25.3%	74.0	97.2	(23.9%)
Costs of Products Sold	206.8	133.2	55.2%	50.0%	550.2	462.7	18.9%
Telephone Directories	22.2	22.8	(2.5%)	(1.3%)	90.4	92.0	(1.8%)
Marketing and Publicity	42.0	29.8	41.1%	21.4%	141.9	108.8	30.4%
General and Administrative Expenses	271.3	237.2	14.4%	14.2%	966.5	925.6	4.4%
Provision for Doubtful Receivables	40.2	21.5	86.8%	12.0%	130.8	132.8	(1.5%)
Other Net Operating Income	(45.4)	(12.4)	267.5%	139.2%	(90.0)	(29.0)	210.5%
Taxes Other than Income Taxes	31.5	16.3	93.7%	4.5%	97.1	77.8	24.8%

EBITDA	573.4	535.5	7.1%	(7.5%)	2,267.7	2,229.5	1.7%
Depreciation and Amortisation	240.1	233.8	2.7%	(2.5%)	954.0	962.8	(0.9%)
Operating Income	333.3	301.7	10.5%	(10.8%)	1,313.7	1,266.7	3.7%

Other Expenses (Income)	162.8	183.8	(11.4%)	52.4%	616.4	613.2	0.5%
Net Interest Expenses	78.6	53.7	46.4%	61.6%	201.8	197.1	2.4%
Net Foreign Currency Losses (Gains)	31.7	(32.0)	n.m.	20.9%	41.9	(87.8)	n.m.
Net Other Financial Expenses (Income)	5.2	26.1	(79.9%)	n.m.	(95.4)	111.7	n.m.
Goodwill Amortization	30.2	32.8	(8.0%)	8.8%	110.6	142.9	(22.6%)
Losses (Gains) on Disp. of Fixed Assets	6.2	(1.9)	n.m.	152.7%	(28.6)	(4.0)	621.7%
Equity in Losses (Earnings) of Affiliates	7.9	46.5	(82.9%)	n.m.	19.2	160.9	(88.1%)
Work Force Reduction Programme Costs	25.8	23.3	10.9%	150.7%	314.1	53.7	484.9%
Other Non-Oper. Expenses/(Income)	(23.3)	(16.5)	40.9%	n.m.	(9.2)	23.0	n.m.
Extraordinary Items (Losses / (Gains))	0.4	52.1	(99.2%)	(74.6%)	62.0	15.6	296.6%

Income before Income Taxes	170.5	117.9	44.6%	(36.1%)	697.3	653.5	6.7%
Provision for Income Taxes	(186.1)	(48.1)	287.3%	68.2%	(377.9)	(337.1)	12.1%
Loss (Income) Applic. to Min. Interests	(23.4)	(0.2)	n.m.	13.7%	(79.2)	74.6	n.m.

Consolidated Net Income	(39.0)	69.6	n.m.	n.m.	240.2	391.1	(38.6%)

(1) Reflects the proportional consolidation of 50% of Vivo and including TCO's results since May 2003.
(2) Reflects the full consolidation of TCP.

Consolidated Operating Revenues

Consolidated operating revenues climbed by 13.0% y.o.y in the fourth quarter of 2003 to Euro 1,545 million. In 2003, consolidated operating revenues amounted to Euro 5,776 million, an increase of 3.5% over 2002.

The strong revenue growth in the fourth quarter of 2003 was driven by PT's mobile businesses in Portugal and Brazil and by its multimedia business. As a result, PT's mobile businesses, TMN and Vivo, accounted for 48.8% of consolidated operating revenues in the fourth quarter of 2003, having increased their contribution by 7.9 p.p. over the same period of last year. PTM also improved its contribution to consolidated operating revenues, which stood at 12.6% in the fourth quarter of 2003, driven primarily by strong growth in the Pay-TV unit. PT's wireline business remained under pressure, as a result of fixed to mobile substitution and intensifying competition.

Consolidated wireline revenues fell by 7.9% y.o.y in the fourth quarter of 2003 to Euro 524 million. This decline was explained by the weakness experienced in retail (-5.7%), wholesale (-25.1%), and other wireline revenues (-7.1%), notwithstanding the improvement in data and corporate revenues (+5.2%). For the full year, consolidated wireline revenues fell by 6.0% y.o.y to Euro 2,138 million, driven essentially by the same factors. In terms of retail revenues, the improvement in fixed charges, caused by the increase in the monthly fee and by the growth of pricing packages, and the strong rollout of ADSL throughout the year were not sufficient to offset the decline experienced in traffic revenues. As for wholesale revenues, which fell by 15.2% y.o.y, the main causes for this decline were the reduction in interconnection rates and leased line tariffs, and the growing usage by competitors of their own infrastructures.

TMN's consolidated operating revenues increased by 7.5% y.o.y in the fourth quarter of 2003 to Euro 357 million and by 6.3% y.o.y in 2003 to Euro 1,347 million. The growth driver continued to be robust subscriber growth, which offset some ARPU erosion resulting from falling termination fees.

The contribution of Vivo to consolidated operating revenues in the fourth quarter of 2003 amounted to Euro 398 million, representing an increase of 75% over the fourth quarter of last year. In 2003, Vivo's contribution to consolidated operating revenues amounted to Euro 1,362 million, an increase of 11.8% over 2002. In 2002 consolidated operating revenues reflect the full consolidation of TCP, while in 2003 consolidated operating revenues of the Brazilian mobile business segment reflect the proportional consolidation of 50% of Vivo. Additionally, Global Telecom was fully consolidated in 2003, as opposed to equity consolidated in 2002. The acquisition and full consolidation of TCO as from May 2003 also increased Vivo revenues in 2003.

PTM's consolidated operating revenues increased by 8.4% y.o.y in the fourth quarter of 2003 to Euro 194 million. In 2003, PTM's consolidated operating revenues rose by 9.9% to Euro 684 million. PTM's growth driver has been the Pay-TV business, which saw its revenues increase by 17.8% y.o.y to Euro 432 million in 2003. Pay-TV revenue growth has been underpinned by the expansion of its customer base and the take-up of premium channels and broadband internet.

In 2003, wireline and Pay-TV retail revenues increased by 0.4% y.o.y to Euro 1,802 million, with average revenue per household (ARPH) increasing to Euro 41.1 per month from Euro 41.0 in 2002.

Table 4 – Consolidated Operating Revenues

Euro million	4Q03 (1)	4Q02 (2)	y.o.y	q.o.q	2003 (1)	2002 (2)	y.o.y

Total Operating Revenues	1,545.2	1,367.6	13.0%	2.6%	5,776.1	5,582.0	3.5%

Wireline	524.0	569.2	(7.9%)	(3.2%)	2,138.1	2,273.6	(6.0%)
Retail	342.8	363.6	(5.7%)	(4.2%)	1,403.1	1,465.6	(4.3%)
Fixed Charges	165.3	155.4	6.4%	0.1%	647.5	629.1	2.9%
Traffic	154.9	193.4	(19.9%)	(10.4%)	676.9	782.5	(13.5%)
Domestic	129.2	164.1	(21.2%)	(11.0%)	570.5	662.7	(13.9%)
International	25.7	29.3	(12.5%)	(6.7%)	106.5	119.8	(11.1%)
ADSL Retail	14.8	3.7	299.6%	35.6%	39.5	7.0	464.1%
ISP and Other	7.8	11.2	(30.3%)	(11.6%)	39.2	46.9	(16.4%)
Wholesale	70.1	93.7	(25.1%)	(15.9%)	315.1	371.5	(15.2%)
Traffic	43.8	59.0	(25.8%)	(8.4%)	185.3	228.6	(18.9%)
Leased Lines	18.2	27.1	(32.9%)	(37.0%)	100.1	113.4	(11.7%)
Other	8.1	7.5	8.4%	21.5%	29.6	29.5	0.6%
Data & Corporate	60.8	57.8	5.2%	9.3%	226.7	225.9	0.3%
Data Communications	22.9	23.9	(4.3%)	1.7%	89.4	92.2	(3.0%)
Leased Lines	11.5	14.6	(21.3%)	(3.4%)	50.4	57.0	(11.6%)
Network Manag. & Outsourcing	10.3	3.8	175.5%	52.5%	27.1	13.2	105.5%
Other	16.0	15.4	3.6%	11.5%	59.7	63.5	(6.0%)
Other Wireline Revenues	50.3	54.1	(7.1%)	12.4%	193.2	210.7	(8.3%)
Other Fixed Line Telephone Services	4.3	7.0	(38.5%)	n.m.	17.3	34.8	(50.3%)
Sales of Telecom. Equipment	11.5	11.6	(0.7%)	30.6%	36.8	34.8	5.7%
Directories	33.4	35.0	(4.5%)	(0.5%)	136.1	139.1	(2.2%)
Portals	1.1	0.6	89.0%	24.5%	3.1	1.9	58.2%

Domestic Mobile (TMN)	356.5	331.7	7.5%	(2.5%)	1,346.7	1,266.6	6.3%
Services Rendered	312.6	290.6	7.6%	(4.7%)	1,213.2	1,132.8	7.1%
Sales and Other	43.9	41.1	6.7%	16.8%	133.5	133.9	(0.3%)

Brazilian Mobile (Vivo) (3)	398.0	227.3	75.1%	6.2%	1,361.5	1,217.6	11.8%
Services Rendered	298.7	186.0	60.6%	(1.8%)	1,093.8	1,048.6	4.3%
Sales and Other	99.3	41.3	140.7%	41.0%	267.7	169.0	58.4%

Multimedia (PT Multimedia)	194.3	179.3	8.4%	18.9%	683.5	621.9	9.9%
Pay TV and Cable Internet	116.9	100.4	16.5%	8.5%	432.2	367.0	17.8%
Services Rendered	106.5	89.5	19.0%	6.4%	398.8	329.6	21.0%
Sales and Other	10.4	10.9	(4.6%)	36.8%	33.4	37.4	(10.7%)
Audiovisuals (Lusomundo)	38.5	34.7	11.1%	68.8%	107.7	110.7	(2.7%)
Media (Lusomundo)	38.8	42.0	(7.7%)	18.0%	143.6	134.5	6.8%
Other	0.0	2.3	n.m.	n.m.	0.1	9.8	n.m.

Other	72.4	60.2	20.4%	19.3%	246.3	202.2	21.8%

Total Retail Revenues	449.3	453.1	(0.8%)	(1.9%)	1,801.9	1,795.2	0.4%
Wireline	342.8	363.6	(5.7%)	(4.2%)	1,403.1	1,465.6	(4.3%)
Pay-TV and Cable Internet	106.5	89.5	19.0%	6.4%	398.8	329.6	21.0%

Avg. Revenue per Household (ARPH)	41.0	41.4	(0.8%)	(1.9%)	41.1	41.0	0.4%

(1) Reflects the proportional consolidation of 50% of Vivo, including TCO's since May 2003.
(2) Reflects the full consolidation of TCP.
(3) Considering a Euro/Real average exchange rate of 3.4849 in 2003 and 2.7836 in 2002.

EBITDA

Table 5 – EBITDA by Business Segment

Euro million	4Q03 (1)	4Q02 (2)	y.o.y	q.o.q	4Q03 Margin	2003 (1)	y.o.y	2003 Margin

Wireline	214.5	231.0	(7.1%)	(7.5%)	38.3	907.3	(7.9%)	39.7
Domestic Mobile (TMN)	185.1	168.9	9.6%	(2.2%)	46.6	689.9	10.7%	45.3
Brazilian Mobile (Vivo)	128.2	100.9	27.0%	(16.5%)	32.2	508.7	(0.8%)	37.4
Multimedia (PT Multimedia)	43.8	23.1	89.7%	28.3%	22.5	134.7	70.1%	19.7
Pay TV and Cable Internet	39.7	23.1	72.2%	12.2%	33.9	128.2	77.2%	29.6
Other	1.8	11.6	(84.1%)	(83.9%)	n.m.	27.2	(6.2%)	n.m.

Total EBITDA	573.4	535.5	7.1%	(7.5%)		2,267.7	1.7%
EBITDA Margin (%)	37.1	39.2	(2.1 p.p.)	(4.1 p.p.)		39.3	(0.6 p.p.)

(1) Reflects the proportional consolidation of 50% of Vivo, including TCO since May 2003.
(2) Reflects the full consolidation of TCP.

EBITDA increased by 7.1% y.o.y in the fourth quarter of 2003 to Euro 573 million, but the margin fell by 2.1 p.p. to 37.1%. In 2003, EBITDA amounted to Euro 2,268 million, a 1.7% increase over 2002 and equivalent to an EBITDA margin of 39.3% (a decline of 0.6 p.p. y.o.y). Excluding post retirement benefit costs, which rose by 21.7% y.o.y in 2003, EBITDA would have grown by 3.2% y.o.y.

In 2003, the EBITDA of the Portuguese businesses increased by 2.6% y.o.y, underpinned by TMN and PTM EBITDA growth and margin expansion. Excluding the 20% depreciation in the average exchange rate of the Real, PT's consolidated EBITDA would have grown by 7.7% in 2003 to Euro 2,401 million.

The contribution to consolidated EBITDA from the mobile businesses rose by 1.9 p.p. to 52.8% in 2003. Excluding the 20% depreciation of the Real, PT's mobile businesses would have accounted for approximately 55.5% of consolidated EBITDA.

PTM's contribution to consolidated EBITDA in 2003 increased by 2.1 p.p. to 5.7%, underpinned by strong EBITDA growth and margin performance in the Pay-TV business (34% margin in the fourth quarter).

Consolidated Operating Costs

In the fourth quarter of 2003, consolidated operating costs totalled Euro 1,212 million, a 13.7% y.o.y increase. In 2003, consolidated operating costs rose by 3.4% y.o.y to Euro 4,462 million. Excluding post retirement benefit costs of Euro 233 million, consolidated operating costs rose by 2.6% y.o.y in 2003. The breakdown of consolidated operating costs is set out below:

Table 6 – Consolidated Operating Costs

Euro million	4Q03 (1)	4Q02 (2)	y.o.y	q.o.q	4Q03 % Rev.	2003 (1)	y.o.y	2003 % Rev.

Wages and Salaries	188.1	179.0	5.1%	11.3%	12.2	705.9	1.6%	12.2
Telecommunication Costs	138.4	143.8	(3.8%)	(9.0%)	9.0	587.1	(5.7%)	10.2
Costs of Products Sold	206.8	133.2	55.2%	50.0%	13.4	550.2	18.9%	9.5
Marketing and Publicity	42.0	29.8	41.1%	21.4%	2.7	141.9	30.4%	2.5
Provision for Doubtful Rec.	40.2	21.5	86.8%	12.0%	2.6	130.8	(1.5%)	2.3
General & Administrative Exp.	271.3	237.2	14.4%	14.2%	17.6	966.5	4.4%	16.7
Other Operating Costs	30.0	42.9	(30.0%)	(50.7%)	1.9	203.0	(8.5%)	3.5

Oper. Costs ex. D&A & PRBs	916.8	787.4	16.4%	10.7%	59.3	3,285.5	3.7%	56.9

Post Retirement Benefits	55.0	44.7	23.0%	(5.0%)	3.6	222.9	21.7%	3.9

Oper. Costs excluding D&A	971.8	832.1	16.8%	9.7%	62.9	3,508.4	4.6%	60.7

Depreciation & Amortisation	240.1	233.8	2.7%	(2.5%)	15.5	954.0	(0.9%)	16.5

Total Operating Costs	1,211.9	1,065.9	13.7%	7.0%	78.4	4,462.4	3.4%	77.3

(1) Reflects the proportional consolidation of 50% of Vivo, including TCO since May 2003.
(2) Reflects the full consolidation of TCP.

Wages and salaries in the fourth quarter of 2003 amounted to Euro 188 million, compared to Euro 179 million in the same period of last year. In 2003, wages and salaries totalled Euro 706 million (an increase of 1.6% y.o.y) and represented 12.2% of consolidated operating revenues. This cost item was impacted in 2003 by the in-sourcing of staff from franchised shops of Vivo, which saw its wages and salaries cost increase by 24% y.o.y in local currency terms. In the case of wireline, which accounted for 44.4% of consolidated wages and salaries, the 10.4% y.o.y drop was achieved on the back of the curtailment programme, which was carried out primarily in the first half of 2003.

Post retirement benefits (“PRBs”) increased by Euro 10 million or 23.0% y.o.y in the fourth quarter of 2003 to Euro 55 million. The rise in PRBs was primarily due to the increase in the interest cost component (financing cost) of post retirement benefits, resulting from the rise in unfunded liabilities as well as higher charges associated with the amortisation of past actuarial losses. In 2003, PRBs increased by Euro 40 million or 21.7% y.o.y to Euro 223 million, accounting for 3.9% of consolidated operating revenues.

In the fourth quarter of 2003, telecommunications costs fell to Euro 138 million, down 3.8% y.o.y, mainly as a result of lower traffic volumes in wireline and the decrease in fixed-to-mobile interconnection fees. In 2003, telecommunications costs decreased by 5.7% y.o.y to Euro 587 million, as a result of the previously mentioned effects and due to lower mobile-to-mobile interconnection fees that were introduced in the second half of 2002. In 2003, telecommunications costs accounted for 10.2% of consolidated operating revenues.

Costs of products sold in the fourth quarter of 2003 increased by 55.2% y.o.y mainly driven by the 40.0% increase in the sales of merchandise and products. In 2003, the costs of products sold increased by 18.9% y.o.y to Euro 550 million, and accounted for 9.5% of consolidated operating revenues.

Marketing and publicity costs rose by 41.1% y.o.y in the fourth quarter of 2003 to Euro 42 million. The increase in advertising expenditures and promotional activities in connection with new services at TMN, Vivo and PTM were the main reasons behind the higher marketing costs. In 2003, marketing and publicity costs increased by 30.4% y.o.y to Euro 142 million, and accounted for 2.5% of consolidated operating revenues.

In the fourth quarter of 2003, provisions for doubtful receivables, inventories and other increased by 86.8% y.o.y to Euro 40 million, as a result of an increased level of provisioning at TMN, Vivo (PIS/CONFINS effect of R$ 78 million) and PTM's media business. Overall, however, provisions decreased by 1.5% y.o.y in 2003, mainly as a result of a higher than expected level of collections of doubtful receivables that had been provided for in previous years and the effect of the depreciation of the Real in relation to the provisions booked by Vivo during the period. In 2003, provisions accounted for 2.3% of consolidated operating revenues.

General and administrative expenses increased by Euro 34 million or 14.4% y.o.y in the fourth quarter of 2003 to Euro 271 million, primarily as a result of higher commission costs at Vivo (Euro 22 million). In 2003, general and administrative expenses rose by 4.4% to Euro 967 million, and accounted for 16.7% of consolidated operating revenues.

Depreciation and amortisation increased by Euro 6 million or 2.7% y.o.y in the fourth quarter of 2003 to Euro 240 million. In 2003, depreciation and amortisation decreased by 0.9% to Euro 954 million, primarily as a result of the effect of the depreciation of the Brazilian Real. Excluding this effect, depreciation and amortisation would have increased by 6.0% y.o.y as a result of the increased portion of capex comprised of equipment that is depreciated over a shorter period of time. This cost item accounted for 16.5% of consolidated operating revenues in 2003. Depreciation charges exceeded capex by Euro 302 million in 2003, resulting in a capex to depreciation ratio of 0.68 times.

EBIT

EBIT in the fourth quarter of 2003 amounted to Euro 333 million, an increase of 10.5% y.o.y, equivalent to an operating margin of 21.6%. In 2003, EBIT amounted to Euro 1,314 million, an increase of 3.7% over 2002, equivalent to an operating margin of 22.7%, in line with last year. Excluding the depreciation of the Brazilian Real, EBIT would have risen by 9.0% y.o.y, underpinned by a 7.7% increase in EBITDA on the same basis.

Net Income

Net income amounted to Euro 240 million in 2003, compared to Euro 391 million in 2002. Excluding curtailment costs, net income in 2003 would have reached Euro 451 million, an increase of 5.5% y.o.y. Net income in 2003 was also affected by a one-off accounting adjustment in deferred taxes, related to the decrease in the corporate tax rate in Portugal from 33% to 27.5%, which resulted in an increase in the income tax expense, net of the effect in minority interests, of Euro 142 million.

Net interest expense totalled Euro 202 million in 2003 (+ 2.4% y.o.y), corresponding to an average cost of debt of approximately 5.4% in 2003. Excluding the financing costs in Brazil , the average cost of debt was 3.74%.

Net other financial income amounted to Euro 95 million in 2003, compared to a negative Euro 112 million in 2002. In 2003, this caption primarily related to: (1) the cancellation of certain derivative contracts; (2) changes in the fair value of certain foreign currency derivatives that had been previously used for hedging purposes, but are currently considered for accounting purposes as free-standing derivatives; and (3) a reduction in the provision to cover estimated losses on certain equity swaps, as a result of the rise in the market price of the underlying shares as at December 31, 2003.

Goodwill amortisation amounted to Euro 111 million in 2003, a decrease of 22.6% over last year, mainly as a result of the impairment charges recorded in 2002 in connection with the investments in TCP and GT, now owned and managed through Vivo, and the investments in Lusomundo, PrimeSys and other smaller Brazilian investments. This caption includes mainly the amortisation related to the investments in Vivo (Euro 53 million), Lusomundo (Euro 14 million), PT Multimedia (Euro 10 million) and PTM.com (Euro 9 million).

Equity accounting of losses of affiliated companies amounted to Euro 19 million in 2003, compared to losses of Euro 161 million last year. In 2003, this caption included mainly PT's share in the losses of Médi Télécom in the amount of Euro 25 million and the earnings of CTM in the amount of Euro 13 million. The significant improvement in this item (Euro 142 million) is primarily explained by the fact that the investment in Global Telecom, which in year 2002 was recorded by the equity method, is now being fully consolidated by Vivo, and accordingly proportionally consolidated by PT.

Curtailment and severance costs associated with the workforce reduction programmes covering 1,530 employees amounted to Euro 314 million in 2003, compared to Euro 54 million last year.

Extraordinary costs amounting to Euro 62 million in 2003 related mainly to provisions recorded by PTM in the first half in connection with estimated losses on the value of fixed assets related to the restructuring of the IDTV business and the acceleration of the digitalisation of the TV cable services. This provision also covers certain liabilities with third parties and losses on financial investments of PTM.

PT recorded in the income statement for the year ended December 31, 2003, income taxes of Euro 378 million, which included the estimate of income and deferred taxes for the period amounting to Euro 229 million, increased by the one-off accounting adjustment in deferred taxes of Euro 149 million related to the decrease of the corporate tax rate in Portugal from 33% to 27.5%. The impact of this adjustment in net income, net of the effect in minority interests, is Euro 142 million.

4. CAPEX

Capital expenditure was managed in line with the Group's announced focus on maximising cash flow. The breakdown of capex by business segment is as set out below:

Table 7 – Capex by Business Segment

Euro million	4Q03 (1)	4Q02 (2)	y.o.y	q.o.q	4Q03 % Rev.	2003 (1)	y.o.y	2003 % Rev.

Wireline	60.6	72.8	(16.8%)	35.5%	10.8	165.3	(35.5%)	7.2
Domestic Mobile (TMN)	78.6	101.2	(22.3%)	334.4%	19.8	168.5	(40.4%)	11.1
Brazilian Mobile (Vivo)	103.1	38.5	167.6%	414.7%	25.9	164.6	86.7%	12.1
Multimedia (PT Multimedia)	18.0	26.5	(32.0%)	30.7%	9.3	57.4	(27.2%)	8.4
Pay TV and Cable Internet	12.2	19.6	(37.5%)	11.4%	10.5	44.4	(29.3%)	10.3
Other	57.3	19.4	195.4%	227.3%	n.m.	95.8	36.9%	n.m.

Total Capex	317.7	258.4	22.9%	178.2%	20.6	651.6	(16.0%)	11.3

(1) Reflects the proportional consolidation of 50% of Vivo, including TCO since May 2003.
(2) Reflects the full consolidation of TCP.

PT's capex in the fourth quarter of 2003 reached Euro 318 million. In 2003, capex totalled Euro 652 million, decreasing by 16.0% y.o.y and equivalent to 11.3% of consolidated operating revenues.

Total capex in 2003 was split equally between wireline, TMN and Vivo, with each business unit accounting for approximately 25% of total capex. In 2003, Vivo significantly increased its contribution to consolidated capex, as a result of the acquisition of TCO, the rollout of CDMA in Brasilia and network upgrades in other regions.

The effort to rationalise wireline capex continued in 2003, with a decrease of 35.5% y.o.y to Euro 165 million, equivalent to a capex to sales ratio of 7.2%.

In the mobile businesses, TMN and Vivo were managed with capex to sales ratios of 11.1% and 12.1% respectively in 2003. TMN's capex includes Euro 39 million paid to OniWay in connection with an agreement signed in 2002 between OniWay and the other three Portuguese mobile operators (including TMN). Excluding this investment, TMN's capex would have amounted to Euro 129 million, equivalent to a capex to sales ratio in 2003 of 8.5%. Approximately 40% of TMN's capex was spent on UMTS investments, including the payment made to OniWay.

In 2003, PTM's capex decreased by 27.2% y.o.y to Euro 57 million, equivalent to 8.4% of operating revenues. The capex reduction in PTM's Pay-TV business reflects the fact that most of the investments in rolling out the cable network and in making the network bidirectional are now mostly complete. Over a third of PTM's capex is related to terminal equipment, including set-top boxes and cable modems.

5. CASH FLOW

EBITDA minus Capex

The breakdown of EBITDA minus Capex by business segment is set out below:

Table 8 – EBITDA minus Capex by Business Segment

Euro million	4Q03 (1)	4Q02 (2)	y.o.y	q.o.q	4Q03 % Rev.	2003 (1)	y.o.y	2003 % Rev.

Wireline	153.9	158.2	(2.7%)	(17.8%)	27.5	742.0	1.8%	32.4
Domestic Mobile (TMN)	106.5	67.8	57.2%	(37.7%)	26.8	521.4	53.1%	34.2
Brazilian Mobile (Vivo)	25.1	62.4	(59.8%)	(81.2%)	6.3	344.1	(19.0%)	25.3
Multimedia (PT Multimedia)	25.8	(3.5)	n.m.	26.7%	13.2	77.2	n.m.	11.3
Pay TV and Cable Internet	27.5	3.5	n.m.	12.7%	23.5	83.8	n.m.	19.4
Other	(55.5)	(7.8)	n.m.	n.m.	n.m.	(68.6)	n.m.	n.m.

Total	255.8	277.1	(7.7%)	(49.5%)	16.6	1,616.1	11.2%	28.0

(1) Reflects the proportional consolidation of 50% of Vivo, including TCO since May 2003.
(2) Reflects the full consolidation of TCP.

EBITDA minus Capex reached 1,616 million in 2003, increasing by 11.2% y.o.y, mainly as a result of the contributions from TMN and PTM, which showed an improvement in EBITDA combined with capex rationalisation. The lower contribution from Vivo was primarily the result of a flat EBITDA in Euro terms and the rise in capex described above.

Operating Cash Flow

The breakdown of operating cash flow generated in the fourth quarter and in 2003 is set out below:

Table 9 – Operating Cash Flow

Euro million	4Q03	4Q02	Δ y.o.y	Δ q.o.q	2003	Δ y.o.y

EBITDA excluding PRB (1)	628.4	580.2	48.2	(49.7)	2,490.6	77.9
Non-Current Provision and Other Non-Cash Items	21.6	(2.3)	23.9	16.4	21.2	(0.8)
Acquisition of Ownership of Basic Network	-	(365.0)	365.0	-	-	365.0
Payment of Balance due Related to Retired Citizens	-	60.4	(60.4)	-	-	(60.4)
Change in Working Capital (EBITDA related)	114.2	(24.7)	139.0	38.0	50.1	29.4

Cash Generated from Operations	764.1	248.6	515.5	4.7	2,561.9	411.1

Capex	(317.7)	(258.4)	(59.3)	(203.5)	(651.6)	124.4
Change in Working Capital (Capex related)	123.8	61.6	62.2	142.0	(17.7)	132.1

Payments to Fixed Assets Supliers	(193.9)	(196.8)	2.9	(61.5)	(669.3)	256.5

Operating Cash Flow	570.2	51.8	518.4	(56.8)	1,892.6	667.5

(1) Excluding post retirement benefit costs.

PT generated Euro 570 million of operating cash flow in the fourth quarter of 2003. Cash generated from operations totalled Euro 764 million, with payments to fixed assets suppliers reaching Euro 194 million. In 2003, operating cash flow increased by 54.5% to Euro 1,893 million. The reduction in working capital in the fourth quarter of 2003 amounted to Euro 238 million, in part as a result of the payment of a Euro 67 million balance by RTP.

6. CONSOLIDATED BALANCE SHEET

Table 10 – Consolidated Balance Sheet

Euro million	December 31, 2003	December 31, 2002

Current Assets	5,039.7	4,850.9
Cash and Short Term Investments	2,531.1	2,276.5
Accounts Receivable, Net	1,517.3	1,470.3
Inventories, Net	102.9	149.8
Deferred Taxes Assets (Short Term)	748.1	820.0
Prepaid Expenses and Other Current Assets	140.2	134.4
Investments, net	448.1	376.4
Fixed Assets, net	4,268.0	4,575.8
Intangible Assets, net	3,150.1	2,968.7
Defered Tax Assets (Medium and Long Term)	583.5	877.3
Others	68.5	77.0

Total Assets	13,557.8	13,726.1

Current Liabilities	3,354.5	2,958.0
Short Term Debt	1,191.1	1,094.4
Accounts Payable	1,225.9	1,113.1
Accrued Expenses	589.4	460.2
Taxes Payable	102.9	71.1
Deferred Income	212.4	175.1
Deferred Taxes Liabilities (Short Term)	32.8	44.2
Medium and Long Term Debt	4,555.6	5,219.1
Accrued Post Retirement Liability	1,256.0	1,061.5
Deferred Tax Liabilities (Medium and Long Term)	300.7	359.0
Provisions for Other Risks and Charges	140.7	439.2
Others	365.5	130.8

Total Liabilities	9,973.0	10,167.6
Minority Interests	644.0	447.2
Total Shareholders' Equity	2,940.8	3,111.3

Total Liabilities, Minorities and Shareholders' Equity	13,557.8	13,726.1

PT's equity to total assets ratio decreased from 22.7% as at December 31, 2002 to 21.7% as at December 31, 2003 , while the equity plus long term debt to total assets ratio decreased from 60.7% to 55.3% over the same period.

PT's net exposure (assets minus liabilities) to Brazil amounted to R$ 7,253 million (Euro 1,979 million at the Real/Euro exchange rate prevailing on December 31, 2003 ). The assets denominated in Brazilian Reais in PT's balance sheet as at December 31, 2003 amounted to Euro 3,871 million, equivalent to approximately 28.6% of total assets. Approximately 94% of PT's net exposure (assets minus liabilities) to Brazil is accounted for by PT's 50% investment in Vivo.

The accrued post retirement liability stood at Euro 1,256 million at the end of 2003. The net increase of Euro 195 million in 2003 is explained by the curtailment costs of Euro 314 million relating to the workforce reduction of 1,530 employees in 2003, and the recording of post retirement benefit costs for the period amounting to Euro 223 million. Payments to the pension funds, pre-retired employees and to PT-ACS (healthcare) totalling Euro 342 million led to a reduction of the same amount in this accrual.

Consolidated Net Debt

The net debt change in the fourth quarter and in 2003 is set out below:

Table 11 – Change in Net Debt

Euro million	4Q03	2003

Net Debt (Initial Balance)	3,560.9	4,037.0
Operating Cash Flow	570.2	1,892.6
Acquisition of Financial Investments	(169.9)	(343.0)
Interest Paid	(61.0)	(285.9)
Contributions to the Pension Funds and Payments of salaries to Pre-Retired
Employees and PT-ACS	(59.6)	(225.1)
Income Taxes Paid by Certain Subsidiaries	(13.1)	(53.7)
Reimbursement of Taxes Paid in Advance in 2002	201.2	201.2
Sale of Financial Investments	-	40.5
Other Cash Movements	8.4	(12.2)

Free Cash Flow	476.2	1,214.4

Gains on Certain Foreign Currency Derivatives	(3.0)	54.9
Translation Effects of US Dollar and Real Denominated Debt	28.5	1.6
Impact of TCO Consolidation	-	(52.9)
Dividends Paid	-	(200.7)
Acquisitions of Treasury Shares	(156.4)	(195.9)

Change in Net Debt	345.3	821.4

Net Debt at the End of 2003	3,215.6	3,215.6

Change in Net Debt (%)	(9.7%)	(20.3%)

PT's consolidated net debt as at December 31, 2003 amounted to Euro 3,216 million, a decrease of Euro 821 million compared to year-end 2002. Excluding the investment of Euro 196 million for the acquisition of treasury stock, net debt reduction would have reached Euro 1,017 million. This debt reduction was achieved on the back of Euro 1,214 million free cash flow generation and gains obtained on certain foreign currency derivatives amounting to Euro 55 million, and notwithstanding the negative impact of the consolidation of TCO in Vivo of Euro 53 million and the payment of dividends relative to 2002 totalling Euro 201 million.

Acquisitions of financial investments during 2003 primarily include: (1) Euro 178 million (Euro 99 million in the fourth quarter) related to the initial payment for the acquisition of a controlling stake in TCO; (2) Euro 45 million (Euro 24 million in the fourth quarter) related to the investment in the share capital increase in Médi Télécom; (3) Euro 39 million related to the acquisition of the 12.5% stake of PT Prime from SIBS in the fourth quarter of 2003; (4) Euro 9 million related to the acquisition of 5.94% of Lusomundo Media; and (5) Euro 27 million related to the payments made in 2003 associated with the acquisitions of PTM shares made in 2002 and 2003.

The breakdown of PT's consolidated net debt as at December 31, 2003 is set out below:

Table 12 – Consolidated Net Debt

Euro million	December 31, 2003	December 31, 2002	Δ y.o.y	y.o.y

Short Term	1,191.1	1,094.4	96.7	8.8%
Convertible Bonds	450.5	-	n.m.	n.m.
Bond Loans	124.7	285.1	(160.4)	(56.3%)
Bank Loans	293.8	257.3	36.5	14.2%
Other Loans	322.1	551.9	(229.8)	(41.6%)
Medium and long term	4,555.6	5,219.1	(663.5)	(12.7%)
Convertible Bond	440.3	1,059.0	(618.7)	(58.4%)
Other Bond Loans	2,669.1	2,724.7	(55.6)	(2.0%)
Bank Loans	1,363.6	1,289.8	73.8	5.7%
Other Loans	82.5	145.5	(63.0)	(43.3%)

Total Indebtedness	5,746.7	6,313.5	(566.8)	(9.0%)
Cash and Short Term-Investments	2,531.1	2,276.5	254.6	11.2%

Net Debt	3,215.6	4,037.0	(821.4)	(20.3%)

Shareholders Loans to TCP	582.3	765.8	(183.5)	(24.0%)

As at December 31, 2003 , 79.3% of PT's total indebtedness was medium and long term. As at December 31, 2003 , 74.9% of PT's total indebtedness was at fixed rates. Over 84.2% of PT's debt was denominated in Euros, 2.1% in US Dollars and 13.0% in Brazilian Reais. All of Vivo's debt (50% consolidated by PT), amounting to Euro 195 million, is either Real denominated or has been swapped into Reais. PT's average cost of debt in 2003 was 5.4%. The average maturity of PT's loan portfolio is currently 4.14 years. At the date of this release, the only loans of PT with rating triggers (if PT is downgraded to below BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 285 million had been drawn down as at December 31, 2003 .

The net debt maturity profile of PT as at December 31, 2003 , is set out below:

Table 13 –Net Debt Maturity Profile

Maturity	Net Debt	Notes

2004	(1,104.0)	Net cash position, which also includes a Euro 450 million Exchangeable Bond issued in
		Jun. 1999 and a Euro 125 million domestic Bond issued in Nov. 1997
2005	1,385.7	Includes a Euro 585 million Eurobond issued in Nov. 2001 (1)
2006	1,446.9	Includes a Euro 440 million Exchangeable Bond issued in Dec. 2001 and a
		Euro 900 million Eurobond issued in Feb. 2001 (1)
2007	134.2
2008	184.6
2009	956.9	Includes a Euro 880 million Eurobond issued in Apr. 1999 (1)
2010	74.9
2011	65.0
2012	43.9
2013	27.5

Total	3,215.6

(1) These amounts are net of the nominal value of outstanding Eurobonds held by PT as marketable securities.

PT continued to hold as marketable securities some of its outstanding Eurobonds. As at December 31, 2003 PT held 2.51%, 10.05% and 12.05% of its 2005, 2006 and 2009 Eurobonds respectively. These bonds, which have a nominal value of Euro 236 million, were acquired for a total amount of Euro 230 million.

PT's gearing ratio (Net Debt / (Net Debt + Equity)) as at December 31, 2003 decreased to 52.2% compared to 56.5% at the end of 2002. The net debt to EBITDA ratio as of December 31, 2003 was 1.4 times and EBITDA cover was 11 times.

Shareholders' Equity

As at December 31, 2003 , shareholders' equity amounted to Euro 2,941 million, a decrease of Euro 170 million over last year. This is explained by the acquisition of treasury stock (Euro 210 million, of which Euro 196 million was paid for during 2003), in line with the announced share buyback programme, and the dividends paid relative to full year 2002 (Euro 201 million), which more than offset the Euro 240 million of net income generated in 2003.

Post Retirement Benefits

As of December 31, 2003 the projected benefit obligations (“PBO”) of PT's post-retirement benefits including pensions, healthcare obligations and salaries to pre-retired employees amounted to Euro 4,047 million (Euro 2,517 million for pensions, Euro 689 million for healthcare benefits, and Euro 841 million for salaries to pre-retired employees). The PBO was computed based on a discount rate of 6% for pensions and healthcare obligations and of 4% for the obligations related to the payment of salaries to pre-retired employees. The PBO increased by Euro 393 million over the previous year mainly as a result of the curtailment charges resulting from the workforce reduction programme covering 1,530 employees. PT's post-retirement benefits (pension and healthcare plans), which have already been closed to new participants, cover approximately 34,500 employees, with 32% of the employees still in service.

According to the rules of the ISP (“Instituto de Seguros de Portugal ”), the pension plans for retired staff have to be fully funded, which is the case for PT's pension funds. Regarding funding of the pension funds for pre-retired staff and staff still in service, this can be completed until retirement age. The estimated average working life of staff still in service is 16 years. New funding of the pension funds is capped at 25% of the salaries of the employees included in the pension funds, because of tax reasons. However, PT is analysing tax efficient alternatives that may allow for a reinforcement of funding of the pension funds.

In Portugal there is no legislation covering the establishment of funds to cover for post retirement healthcare benefits (Euro 689 million) and salaries to pre-retired employees (Euro 841 million). PT will only have to pay for these benefits when the healthcare services are rendered to related employees and a corresponding claim is charged to PT, and when salaries are paid by PT to pre-retired employees. Accordingly, there is no need to fund these benefits together (Euro 1,530 million) at present.

The market value of the pension funds amounted to Euro 1,828 million at December 31, 2003 , an increase of Euro 164 million from 2002 resulting primarily from the strong performance of the pension funds (actual return of 8.1% in 2003). The deferred costs related to post-retirement benefits amounted to Euro 958 million and the net balance of unfunded liabilities, accounts payable, and deferred costs as of December 31, 2003 was Euro 1,261 million, as reflected in PT's balance sheet in accordance with the requirements of International Accounting Standard No. 19.

Restructuring of the pension funds is complete, with new management guidelines already in place. The new custodian banks and asset managers by class are in the process of being approved. The asset allocation as at December 31, 2003 , was 37% equity, 33% bonds, 19% real estate, 2% commodities and 9% cash and others. The effective year-to-date performance of the pension funds until the end of February 2004 was 3.2%.

The deferred costs related to post-retirement benefits correspond to: (1) the Initial Transition Obligation (the initial date for recognition of post-retirement liabilities in PT Group (1993)), which is being amortised over an 18-year period corresponding to the expected working life of employees in 1993; and (2) the actuarial losses and gains, which correspond to differences between the assumptions considered in the actuarial studies and the actual results related to those benefits, including differences in the return of pension fund assets, salary increases and healthcare costs.

The interest cost associated with the full amount of the PBO has been charged to PT's income statement under the caption Post Retirement Benefits, which is booked above the EBITDA line. In 2003, the interest cost of the plans amounted to Euro 220 million. The expected return on the pension funds assets, calculated based on a 6% rate of return assumption, was estimated at Euro 98 million and recorded as a deduction to the above mentioned interest cost. The service cost for staff in service and covered by the plans in 2003 amounted to Euro 26 million. The amortisation and deferral of actuarial losses amounted to Euro 72 million in 2003. Thus the net periodic post retirement costs for 2003, which include the interest cost of unfunded liabilities and the amortisation of deferred costs, was Euro 220 million. PT's cash outflow in 2003 associated to post retirement benefits amounted to Euro 322 million, of which (1) Euro 153 million related to c ontributions to the pension funds; (2) Euro 28 million related to healthcare services rendered to pensioners and pre-retired employees; and (3) Euro 141 million related to salaries paid to pre-retired employees.

The Portuguese government recently approved new legislation that will change the way in which pensions are determined. The new calculation methodology considers 90% of the average salary of the 36 months prior to retirement, as opposed to 100% of the last salary under the previous rules. This new methodology is only applicable to employees that have not entered into retirement and should result in a decrease in unitary curtailment costs in future years and also in a reduction of the PBO and PRBs.

For the purposes of calculating the debt ratios, if the unfunded liability is treated as debt-like in nature, the EBITDA amount used to calculate those ratios needs to be adjusted accordingly. If the post retirement liabilities were fully funded, that would mean that the expected return on fund assets would equal the interest cost of the plans' PBO and, as a result, the net periodic pension cost would have decreased and the EBITDA would have increased by the same amount. In the case of PT, the impact of funding the pension funds would be an increase in EBITDA of Euro 122 million.

7. EMPLOYEES

At the end of 2003, PT had 24,872 employees. The breakdown of PT's employees by business segment is set out below:

Table 14 – Number of Employees and Productivity Ratios

	2003	2002	Δ y.o.y	y.o.y

Wireline	9,075	11,183	(2,108)	(18.9%)
Domestic Mobile (TMN)	1,109	1,192	(83)	(7.0%)
Brazilian Mobile (Vivo) (1)	3,500	2,063	1,437	69.7%
Multimedia (PT Multimedia)	2,588	2,903	(315)	(10.9%)
Pay TV and Cable Internet	629	764	(135)	(17.7%)
Other (2)	8,600	5,768	2,832	49.1%

Total Group Employees	24,872	23,109	1,763	7.6%
Domestic Market	14,427	16,893	(2,466)	(14.6%)
International Market	10,445	6,216	4,229	68.0%

Fixed Main Lines per Employee (3)	478	403	75	18.6%
Mobile Cards per Employee
TMN	4,407	3,713	694	18.7%
Vivo	5,902	8,148	(2,246)	(27.6%)

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo in 2003 and to 100% of the employees of TCP in 2002.
(2) The increase in this caption results primarily from employees working in call centre operations in Brazil which were outsourced externally in previous years.
(3) Fixed main lines per employee of the fixed telephone service.

The number of staff employed by PT in its Portuguese businesses decreased by 2,466 employees or 14.6% y.o.y. Staff curtailment covered 1,530 employees, of which 1,450 were in the wireline business.

At the end of 2003, the total number of staff employed by Vivo was 7,000 employees, with the increase during 2003 being essentially related with the acquisition of TCO.

8. WIRELINE BUSINESS

Table 15 – Wireline Income Statement (1)

Euro million	4Q03	4Q02	y.o.y	q.o.q	2003	2002	y.o.y

Operating Revenues	560.2	610.8	(8.3%)	(3.1%)	2,287.9	2,441.1	(6.3%)
Services Rendered	515.2	563.9	(8.6%)	(3.9%)	2,114.8	2,266.8	(6.7%)
Telephone Directories	33.4	35.0	(4.5%)	(0.5%)	136.1	139.1	(2.2%)
Sales and Other	11.6	11.9	(2.0%)	38.4%	37.0	35.1	5.3%

Operating Costs excluding D&A	345.8	379.8	(9.0%)	(0.2%)	1,380.6	1,455.6	(5.2%)
Wages and Salaries	72.6	93.4	(22.3%)	(4.7%)	314.6	350.9	(10.4%)
Post Retirement Benefits	54.3	44.1	22.9%	(4.5%)	219.9	180.9	21.6%
Costs of Telecommunications	104.0	124.0	(16.1%)	(3.9%)	428.9	496.8	(13.7%)
Own Work Capitalised	(11.1)	(15.1)	(26.0%)	4.3%	(36.1)	(64.8)	(44.2%)
Marketing and Publicity	8.2	10.6	(22.7%)	48.8%	26.6	29.2	(9.0%)
General & Administrative	59.1	64.4	(8.3%)	8.8%	211.7	226.0	(6.3%)
Other Net Operating Costs	58.7	58.4	0.6%	4.7%	215.0	236.6	(9.2%)

EBITDA	214.5	231.0	(7.1%)	(7.5%)	907.3	985.4	(7.9%)
EBITDA excluding PRB	268.8	275.1	(2.3%)	(6.9%)	1,127.2	1,166.3	(3.4%)
Depreciation and Amortisation	101.5	106.4	(4.6%)	(0.2%)	404.3	431.7	(6.3%)
Operating Income	113.0	124.6	(9.3%)	(13.2%)	502.9	553.8	(9.2%)

EBITDA Margin	38.3%	37.8%	0.5 p.p.	(1.8 p.p.)	39.7%	40.4%	(0.7 p.p.)
Capex	60.6	72.8	(16.8%)	35.5%	165.3	256.2	(35.5%)
Capex as % of Revenues	10.8%	11.9%	(1.1 p.p.)	3.1 p.p.	7.2%	10.5%	(3.3 p.p.)

(1) Includes intragroup transactions.

Operating revenues of the wireline business amounted to Euro 560 million in the fourth quarter of 2003, a decrease of 8.3% compared to the same period of last year. In 2003, revenues reached Euro 2,288 million, a 6.3% decrease over 2002. This performance was mainly due to a decrease in the number of PSTN accesses and lower traffic volumes.

Several initiatives have been launched as part of an ongoing effort to enhance the performance of the wireline business by improving customer retention and loyalty, the increasing usage of the fixed network, improving market competitiveness and upgrading the value proposition of the service to customers. These initiatives include several new pricing and traffic packages, terminal equipment with new features, including SMS, and an aggressive promotion of ADSL. At the end of 2003, the number of pricing packages stood at 377 thousand, which represented 9.3% of PSTN/ISDN lines. These packages have resulted in improved retention and loyalty of clients, higher usage even in situations beyond the characteristics of the package, the partial replacement of variable revenues by up-front fixed charges, and higher total ARPU.

EBITDA in the fourth quarter of 2003 dropped by 7.1% to Euro 215 million, equivalent to an EBITDA margin of 38.3% and corresponding to a 0.5 p.p. improvement over the same period last year. Excluding the cost of post retirement benefits (PRBs), EBITDA would have decreased by 2.3% to Euro 269 million and EBITDA margin would have reached 48.0%, a 3.0 p.p. improvement over the same period last year. In 2003, EBITDA reached Euro 907 million, decreasing by 7.9% y.o.y, equivalent to a margin of 39.7%. Excluding PRBs, EBITDA would have reached Euro 1,127 million.

This margin performance is the result of the cost cutting initiatives being undertaken, as well as lower telecommunication costs because of lower traffic volumes and terminations rates. In 2003, wages and salaries fell by 10.4%, general and administrative costs by 6.3% and other net operating costs by 2.3%. The workforce reduction undertaken reduced wages and salaries, which were partially offset by the increase of post retirement benefits. In 2003, the workforce in the wireline business was reduced by 1,450 employees. At the end of December 2003, the number of employees in the fixed line business was 9,075 thousand, corresponding to 478 accesses per employee in the fixed telephone business.

The strong focus on cash flow, while preserving quality of service levels, resulted in a capex reduction of 35.5% to Euro 165 million in 2003, equivalent to 7.2% of operating revenues. Quality of service in 2003 has been preserved with a call completion rate of 99.9% and 10.1 faults per 100 access lines in the year. EBITDA minus Capex in 2003 amounted to Euro 742 million, a 1.8% increase over 2002.

Table 16 – Wireline Operating Data

	4Q03	4Q02	y.o.y	q.o.q	2003	2002	y.o.y

Main Lines ('000)	4,225	4,196	0.7%	0.7%	4,225	4,196	0.7%
PSTN/ISDN ('000)	4,037	4,143	(2.6%)	(0.3%)	4,037	4,143	(2.6%)
Per 100 Inhabitants (nº)	41.2	41.9	(1.8%)	0.0%	41.2	41.9	(1.8%)
ISDN Penetration (%)	20.1	19.9	0.2 p.p.	0.0 p.p.	20.1	19.9	0.2 p.p.
ADSL ('000)	188.1	52.7	256.9%	29.4%	188.1	52.7	256.9%
ADSL Retail ('000)	160.9	43.3	271.4%	32.6%	160.9	43.3	271.4%
Net Additions (1) ('000)	31.1	(0.8)	n.m.	n.m.	28.9	(108.7)	n.m.
ARPU (2) (Euro)	33.7	35.8	(5.8%)	(3.9%)	34.1	35.1	(3.0%)
Voice	31.0	33.5	(7.6%)	(4.9%)	31.6	33.3	(5.0%)
Data	2.7	2.3	20.4%	10.1%	2.5	1.8	38.9%
Call Completion Rate (%)	99.90	99.89	0.0 p.p.	0.0 p.p.	99.90	99.89	0.0 p.p.
Faults per 100 Access Lines (no.)	2.9	3.5	(0.2 p.p.)	0.3 p.p.	10.1	10.2	(0.0 p.p.)
Total Data Commun. Accesses ('000)	37.8	35.7	6.0%	1.7%	37.8	35.7	6.0%
Frame Relay	12.7	10.8	18.0%	2.8%	12.7	10.8	18.0%
Broadband	2.4	0.8	196.2%	20.7%	2.4	0.8	196.2%
Corporate Web Capacity Sold (Mbps)	2,459	847	190.4%	19.5%	2,459	847	190.4%
Number of Leased Lines ('000)	18.9	20.4	(7.0%)	(2.3%)	18.9	20.4	(7.0%)
Capacity (equivalent to 64 kbps) ('000)	122.4	109.7	11.6%	(2.5%)	122.4	109.7	11.6%
Digital (%)	92.7	91.2	1.6 p.p.	(0.0 p.p.)	92.7	91.2	1.6 p.p.

(1) Including ADSL
(2) Including ADSL and dial-up Internet

As at December 31, 2003 , PT continued to lead the market in terms of total minutes of outgoing traffic, number of access lines and ADSL lines. This performance has been achieved as a result of the successful implementation of a customer loyalty strategy, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

In 2003, the annualised price basket decreased by 0.25%, thus fully complying with the 2003 price cap of CPI-2.75%. The fixed telephone service tariffs were updated and rebalanced as of February 2003, with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in the cost of regional and domestic long distance calls respectively, thereby improving PT's competitive position in the domestic market.

New interconnection tariffs were introduced as of March 1, 2003 . Compared with 2002, interconnection fees decreased 19.2% for call termination, 21.5% for call origination and 5.7% for transit. Interconnection fees are now at levels close to the European averages.

Total access lines (PSTN/ISDN + ADSL) increased by 29 thousand in 2003, with 135 thousand ADSL net additions more than offsetting the 2.6% y.o.y decline in PSTN/ISDN lines. Total access lines in the wireline business reached 4,225 thousand at the end of 2003, of which 4,037 thousand were PSTN/ISDN and 188 thousand were wholesale ADSL. PT's subsidiaries had 161 thousand ADSL connections at the end of 2003. The breakdown of PSTN/ISDN lines was 79.2% residential/ SoHo , 15.2% business, with the remainder being mainly payphones, wholesale lines and other.

Table 17 – Wireline Traffic Breakdown

Million of minutes	4Q03	4Q02	y.o.y	q.o.q	2003	2002	y.o.y

Total Traffic	4,483	5,129	(12.6%)	2.9%	18,255	20,065	(9.0%)
Voice Traffic	3,245	3,406	(4.7%)	4.1%	12,680	13,309	(4.7%)
Retail	1,978	2,215	(10.7%)	4.6%	7,947	8,235	(3.5%)
F2F Domestic	1,447	1,670	(13.4%)	4.1%	5,841	6,479	(9.8%)
F2M	243	276	(11.9%)	(7.2%)	1,023	1,118	(8.5%)
Other	632	551	14.6%	n.m.	2,294	1,760	30.4%
International	93	99	(6.6%)	(4.7%)	382	402	(5.2%)
Wholesale	2,505	2,914	(14.0%)	1.5%	10,308	11,830	(12.9%)
Internet	1,091	1,598	(31.7%)	(3.3%)	5,023	6,581	(23.7%)

Total Orig. Traffic in the Fixed Network	3,506	4,196	(16.6%)	2.2%	14,563	16,340	(10.9%)
Originated Traffic / Access / Day (min)	9.4	11.0	(14.1%)	2.8%	9.8	10.6	(7.9%)
F2F Domestic / Access / Day (min)	3.9	4.4	(11.0%)	4.6%	3.9	4.2	(6.8%)

Total traffic dropped by 12.6% y.o.y in the fourth quarter of 2003, with voice traffic falling by 4.7%. In the fourth quarter of 2003 retail traffic decreased by 10.7% y.o.y and domestic fixed-to-fixed traffic fell by 13.4%. Line usage of domestic fixed-to-fixed traffic, measured in minutes per access line per day, dropped by 11.0% y.o.y to 3.9 minutes in the fourth quarter of 2003. Line usage of originated traffic, which includes dial-up Internet traffic, decreased by 14.1% in the fourth quarter of 2003 to 9.4 minutes. Wholesale traffic posted a 14.0% y.o.y decline in the fourth quarter of 2003, explained by the 31.7% drop in Internet access traffic, due to a large extent to the migration of users to broadband platforms. In 2003, the annual declines were 9.0% in total traffic, 4.7% in voice traffic, 3.5% in retail and 9.8% in domestic fixed-to-fixed traffic.

Total ARPU (voice and data) declined by 5.8% y.o.y in the fourth quarter of 2003 to Euro 33.7. Voice ARPU (PSTN/ISDN less dial-up Internet) declined by 7.6% to Euro 31, whilst data ARPU (ADSL plus dial-up Internet) increased by 20.4% y.o.y contributing Euro 2.7 in the fourth quarter of 2003. In 2003, total ARPU posted a 3.0% decrease over 2002, from Euro 35.1 to Euro 34.1, with the 38.9% increase of data not being sufficient to offset the 5.0% decline of voice.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales climbed by 190% y.o.y in 2003, as a result of the expansion of ADSL. The number of broadband connections based on the ATM network rose by 196% y.o.y. Data communications capacity increased by 6.0% and frame relay accesses by 18.0%. Leased lines capacity to end-users rose by 11.6% and leased line digital capacity reached 92.7% of the total leased line capacity, an increase of 1.6 p.p. over 2002.

9. DOMESTIC MOBILE BUSINESS (TMN)

Table 18 – Domestic Mobile Income Statement (1)

Euro million	4Q03	4Q02	y.o.y	q.o.q	2003	2002	y.o.y

Operating Revenues	397.1	380.8	4.3%	(3.3%)	1,522.6	1,474.8	3.2%
Services Rendered	351.5	338.1	4.0%	(5.4%)	1,384.1	1,332.7	3.9%
Sales	45.5	42.7	6.6%	17.0%	138.5	142.0	(2.5%)

Operating Costs excluding D&A	211.9	211.8	0.0%	(4.2%)	832.7	851.5	(2.2%)
Wages and Salaries	16.7	11.3	48.5%	38.7%	59.2	48.5	22.0%
Costs of Telecommunications	72.4	72.4	0.0%	(7.2%)	295.5	325.3	(9.2%)
Own Work Capitalised	(1.0)	(1.3)	(22.1%)	7.3%	(4.4)	(5.2)	(15.1%)
Cost of Products Sold	45.1	45.7	(1.4%)	(2.1%)	154.7	168.0	(7.9%)
Marketing and Publicity	5.2	5.2	(0.2%)	(24.0%)	26.3	20.1	30.9%
General & Administrative	56.1	53.0	5.9%	8.2%	210.8	194.4	8.4%
Other Net Operating Costs	17.4	25.5	(32.0%)	(36.6%)	90.7	100.5	(9.8%)

EBITDA	185.1	168.9	9.6%	(2.2%)	689.9	623.2	10.7%
Depreciation and Amortisation	44.5	46.6	(4.6%)	(9.3%)	189.9	174.9	8.6%
Operating Income	140.7	122.3	15.0%	0.4%	500.0	448.3	11.5%

EBITDA Margin	46.6%	44.4%	2.3 p.p.	0.5 p.p.	45.3%	42.3%	3.0 p.p.
Capex	78.6	101.2	(22.3%)	334.4%	168.5	282.7	(40.4%)
Capex as % of Revenues	19.8%	26.6%	(6.8 p.p.)	15.4 p.p.	11.1%	19.2%	(8.1 p.p.)

(1) Includes intragroup transactions.

Operating revenues of TMN in the fourth quarter of 2003 totalled Euro 397 million, an increase of 4.3% y.o.y. Service revenues increased by 4.0% y.o.y and revenues from handset sales grew by 6.6% y.o.y. Revenues from data services, namely SMS and WAP services, accounted for 9.2% of service revenues in the fourth quarter of 2003, a 0.7 p.p. improvement over the fourth quarter of 2002. In 2003, revenues increased by 3.2% to Euro 1,523 million, primarily reflecting strong customer base growth, higher contribution from data services and price increases in both voice and data.

EBITDA amounted to Euro 185 million in the fourth quarter of 2003, an increase of 9.6% over the same period of last year. As a result, EBITDA margin in the fourth quarter rose by 2.3 p.p. to 46.6%. In 2003, EBITDA increased by 10.7% to Euro 690 million, equivalent to a margin of 45.3%, as a result of lower telecommunications costs, costs of product sold and other net operating costs.

Capex in 2003 declined by 40.4% to Euro 168 million, including Euro 39 million relating to the acquisition of OniWay assets pursuant to an agreement signed in 2002 between OniWay and the other three Portuguese mobile operators (including TMN). Excluding this investment, TMN’s capex to sales ratio in 2003 would have been 8.5%. Capex was mainly directed towards the expansion of network capacity and coverage, improvements in quality of service and customer care, and UMTS investments (approximately 40% of capex). EBITDA minus Capex climbed 53.1% to Euro 521 million in 2003.

TMN had 1,109 employees at the end of 2003 and 4,406 customers per employee, representing an 18.7% improvement over 2002.

Table 19 – Domestic Mobile Operating Data

	4Q03	4Q02	y.o.y	q.o.q	2003	2002	y.o.y

TMN Active Customers ('000)	4,887	4,426	10.4%	4.2%	4,887	4,426	10.4%
WAP Terminals	1,528	831	83.9%	26.2%	1,528	831	84.0%
GPRS Terminals	609	114	434.8%	62.8%	609	114	434.8%
Net Additions ('000)	195	221	(11.6%)	5.2%	461	521	(11.6%)
Total Churn (%)	23.5	25.3	(1.8 p.p)	0.3 p.p.	23.5	25.3	(1.8 p.p)
Data as % of Service Revenues (%)	9.2	8.5	0.7 p.p.	1.1 p.p.	8.6	7.4	1.2 p.p.
ARPU (Euro)	24.6	26.3	(6.5%)	(8.6%)	25.2	27.1	(6.9%)
Customer Bill	18.2	18.9	(3.9%)	(8.7%)	18.4	19.0	(3.0%)
Interconnection	6.4	7.4	(13.0%)	(8.3%)	6.8	8.1	(16.2%)
MOU (Min.)	124.5	128.4	(3.0%)	(2.5%)	123.1	130.5	(5.7%)
ARPM (Euro cents)	19.8	20.5	(3.6%)	(6.3%)	20.5	20.8	(1.4%)
SARC (Euro)	37.2	53.0	(29.9%)	(34.5%)	57.3	65.0	(11.8%)
CCPU (1) (Euro)	11.4	12.3	(7.6%)	(6.9%)	12.1	13.5	(10.7%)
ARPU minus CCPU (Euro)	13.2	14.0	(5.5%)	(10.0%)	13.1	13.6	(3.2%)

(1) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN had 4,887 thousand active customers at the end of 2003, a 10.4% increase over 2002. TMN added 195 thousand customers in the fourth quarter of 2003 and 461 thousand in the full year of 2003. The increased focus on segmentation and customer loyalty led to a 6.7% growth in the number of postpaid customers, which totalled 775 thousand in 2003. Prepaid cards accounted for 84% of the total customer base. Churn decreased from 25.3% in 2002 to 23.5% in 2003, which excluding internal churn, would have stood at approximately 7%.

In June 2003, TMN launched the multimedia mobile portal I9 - Inove. This is an innovative and user-friendly mobile product that optimises the current capabilities of the GSM-GPRS system. I9 allows for a faster, cheaper and easier access to a wide range of services and content, namely Java games, the three national free-to-air TV channels, messaging services and, on an exclusive basis, goals from Portuguese football league in video. Content also includes PTM’s Pay-TV programming guide and the first m-commerce service in Portugal, the Lusomundo cinema ticketing service. The take-up of I9 is progressing well, having reached more than 25 thousand customers. Games, rings and tones, sports, highlights and video constitute the top daily access subjects per user.

New services also include “Kolmi,” a pre-defined message to ask for a reply call; and “Karga”, which allows for the transfer of pre-paid charges between cards. Active MMS customers at the end of December 2003 reached 94 thousand. The number of GPRS handsets reached 609 thousand.

Minutes of usage (MOU) posted a 3.0% reduction y.o.y to 124.5 minutes in the fourth quarter of 2003. For the full year, MOU decreased by 5.7% y.o.y from 130.5 minutes to 123.1 minutes, reflecting the economic slowdown. Notwithstanding, the y.o.y gap in MOU narrowed during the course of 2003, from 9.4 minutes in the first quarter to 3.9 minutes in the fourth quarter. The number of SMS messages in the fourth quarter of 2003 increased by 10.2% to 389 million, corresponding to approximately 56 messages per month per active SMS user. The number of active SMS users reached 53% of the total customer base.

ARPU in the fourth quarter of 2003 was Euro 24.6 compared to Euro 26.3 in the fourth quarter of 2002, equivalent to a 6.5% y.o.y reduction. The interconnection bill posted a 13.0% drop and the customer bill decreased by 3.9% to Euro 18.2. In 2003, the interconnection bill decreased by 16.2% as a result of the 17.3% cut in fixed-to-mobile interconnection fees, compared to the fourth quarter of 2002. Price increases helped counter MOU weakness, with the average customer bill decreasing to Euro 18.4 (-3.0% y.o.y). Tariffs were increased across the board by approximately 3% as of May 1, 2003. SMS services tariffs increased by 2.4%.

CCPU decreased by 10.7% in 2003 to Euro 12.1, reflecting the success of the cost control initiatives. ARPU minus CCPU in 2003 was Euro 13.1.

10. BRAZILIAN MOBILE BUSINESS (VIVO)

Table 20 – Brazilian Mobile Income Statement (1)

R$ million	4Q03	4Q02 (2)	y.o.y	q.o.q	2003	2002 (3)	y.o.y

Operating Revenues	2,783.9	2,292.4	21.4%	9.7%	9,489.6	8,127.6	16.8%
Services Rendered	2,090.0	1,799.3	16.2%	1.5%	7,623.6	6,779.0	12.5%
Sales	693.9	493.1	40.7%	45.0%	1,866.1	1,348.6	38.4%

EBITDA	897.0	800.8	12.0%	(13.8%)	3,545.6	3,038.3	16.7%
Depreciation and Amortisation	466.2	464.3	0.4%	(2.7%)	1,770.4	1,657.4	6.8%
Operating Income	430.8	336.5	28.0%	(23.4%)	1,775.2	1,380.8	28.6%

EBITDA Margin	32.2%	34.9%	(2.7 p.p.)	(8.8 p.p.)	37.4%	37.4%	(0.0 p.p.)
Capex	719.5	589.8	22.0%	435.2%	1,147.3	1,202.5	(4.6%)
Capex as % of Revenues	25.8%	25.7%	0.1 p.p.	20.5 p.p.	12.1%	14.8%	(2.7 p.p.)

(1) Information prepared in accordance to Portuguese GAAP.
(2) Pro-forma information including three months of TCO.
(3) Pro-forma information including eigtht months of TCO.

Vivo’s operating revenues, stated in Brazilian Reais and in accordance with Portuguese GAAP, increased by 21.4% in the fourth quarter of 2003 to R$ 2,784 million. EBITDA rose by 12.0% to R$ 897 million, equivalent to a margin of 32.2% in the fourth quarter. The sequential margin performance can be explained for the most part by the significant subscriber growth experienced in the fourth quarter, as well as the negative impact of a one-off provision for PIS/CONFINS contributions made in the fourth quarter in the amount of R$ 78 million. In 2003, revenues reached R$ 9,490 million, increasing by 16.8% on the back of strong customer growth and price increases. EBITDA rose by 16.7% y.o.y to R$ 3,546 million, resulting in a margin of 37.4%, in line with 2002.

Capex totalled R$ 1,147 million in 2003, equivalent to 12.1% of revenues, decreasing by 4.6% y.o.y. Accordingly, EBITDA minus Capex increased by 30.6% to R$ 2,398 million in 2003.

Table 21 – Brazilian Mobile Operating Data (1)

	4Q03	4Q02	y.o.y	q.o.q	2003	2002	y.o.y

Customers ('000)	20,656	16,809	22.9%	11.8%	20,656	16,809	22.9%
Market Share in Areas of Operation (%)	56.2	60.8	(4.6 p.p.)	0.6 p.p.	56.2	60.8	(4.6 p.p.)
Net Additions ('000)	2,186	967	126.0%	130.2%	3,847	2,756	39.6%
MOU (min)	102.4	106.1	(3.5%)	(0.4%)	101.6	105.8	(4.0%)
ARPU (R$)	38.6	40.9	(5.4%)	(3.4%)	39.4	40.9	(3.8%)
CCPU (2) (R$)	21.3	22.2	(4.2%)	11.4%	20.6	21.4	(3.7%)
ARPU minus CCPU (R$)	17.3	18.6	(6.9%)	(16.6%)	18.8	19.5	(3.8%)

(1) Pro-forma information including TCO in 2002 and 2003.
(2) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Vivo had more than 20.6 million active customers at the end of 2003, a 22.9% increase over 2002, boosted by the strong net additions. In 2003, Vivo added 3,847 thousand new customers, of which 2,186 thousand were added in the fourth quarter. Despite aggressive competition from players such as TIM and Oi, Vivo’s average market share in the regions where it operates was 56.2%. Vivo remains the uncontested leader in the mobile market in Brazil, boasting a 45% overall market share, approximately two and a half times larger than its next competitor.

Vivo is increasingly targeting post-paid customers through new special offers for the corporate segment, through “Vivo Empresas”, to capture the potential growth prospects this segment offers. The number of mobile accesses held by corporate clients reached 1.2 million in 2003, increasing by 32.1% over 2002.

Vivo’s blended MOU dropped by 4.0% y.o.y to 102 minutes in 2003. In 2003, the number of SMS messages per user increased by 14.1%, with SMS active users now accounting for 33.1% of Vivo’s customer base. Revenues from SMS reached 71.6% of total data revenues. In 2003, WAP and WAP 2.5G usage climbed 42.2%, with 8.7% of customers being active users. This improvement was achieved on the back of new products and services like WAP Chat, WAP News, WAP Push, which were based on Vivo’s 2.5G platform 1XRTT.

Vivo’s blended ARPU in the fourth quarter was R$ 38.6, a 5.4% decline over the same period last year. New rules for mobile-to-mobile interconnection (“bill & keep”), introduced in the third quarter of 2003, negatively affected annual ARPU comparisons. The impact on EBITDA was, however, negligible.

CCPU dropped by 4.2% y.o.y in the fourth quarter of 2003 to R$ 21 and by 3.7% to R$ 20.6 in 2003, helped by cost control initiatives. ARPU minus CCPU in 2003 was R$ 18.8 and EBITDA margin was 37.4%, notwithstanding “Vivo” branding costs (R$ 43 million) in the first half of 2003 and a one-off provision for PIS/COFINS contributions (R$ 78 million) in the fourth quarter of 2003.

11. MULTIMEDIA BUSINESS (PT MULTIMEDIA)

Table 22 – Multimedia Income Statement (1)

Euro million	4Q03	4Q02	y.o.y	q.o.q	2003	2002	y.o.y

Operating Revenues	194.8	179.4	8.6%	19.2%	684.3	622.8	9.9%
Services Rendered	148.5	130.2	14.1%	10.8%	544.9	476.6	14.3%
Sales	46.3	49.2	(6.0%)	57.2%	139.4	146.2	(4.6%)

Operating Costs excluding D&A	151.0	156.3	(3.4%)	16.8%	549.6	543.6	1.0%
Wages and Salaries	22.1	20.5	8.0%	10.7%	83.8	86.0	(2.6%)
Costs of Telecommunications	6.4	5.6	15.2%	22.0%	25.2	25.2	(0.1%)
Costs of Products Sold	25.1	27.0	(6.8%)	132.7%	59.1	66.6	(11.4%)
Marketing and Publicity	7.7	6.8	13.2%	(5.9%)	30.2	27.8	8.8%
General & Administrative	79.8	82.7	(3.5%)	8.2%	306.6	296.9	3.3%
Other Net Operating Costs	9.9	13.7	(27.8%)	(12.4%)	44.7	41.1	8.8%

EBITDA	43.8	23.1	89.7%	28.3%	134.7	79.2	70.1%
Depreciation and Amortisation	15.6	22.3	(30.1%)	12.4%	63.0	73.1	(13.8%)
Operating Income	28.2	0.8	n.m.	39.2%	71.7	6.1	n.m.

EBITDA Margin	22.5%	12.9%	9.6 p.p.	1.6 p.p.	19.7%	12.7%	7.0 p.p.
Capex	18.0	26.5	(32.0%)	30.7%	57.4	78.9	(27.2%)
Capex as % of Revenues	9.3%	14.8%	(5.5 p.p.)	0.8 p.p.	8.4%	12.7%	(4.3 p.p.)

(1) Includes intragroup transactions.

PTM’s operating revenues rose by 8.6% y.o.y to Euro 195 million in the fourth quarter of 2003. EBITDA in the fourth quarter of 2003 climbed by 89.7% y.o.y to Euro 44 million, equivalent to a margin of 22.5%. In 2003, revenues increased by 9.9% to Euro 684 million and EBITDA rose by 70.1% to 135 million. EBITDA margin improved by 7.0 p.p. to 19.7% in 2003, underpinned by strong Pay-TV and broadband customer growth, ARPU pick-up, and lower programming costs.

In 2003, PTM’s capex declined by 27.2% y.o.y to Euro 57 million, equivalent to 8.4% of revenues. EBITDA minus Capex increased from Euro 0.2 million in 2002 to Euro 77 million in 2003.

Pay-TV and Cable Internet Business (TV Cabo)

In the fourth quarter of 2003, operating revenues amounted to Euro 117 million and EBITDA amounted to Euro 40 million, corresponding to annual growth rates of 16.7% and 79.6% respectively. EBITDA margin of the Pay-TV segment in the fourth quarter of 2003 (including the consolidation of TV Cabo Audiovisuais) reached 33.9%, representing a 10.9 p.p. improvement over the fourth quarter last year. This margin performance was achieved, to a large extent, as a result of an effective cost rationalisation programme, with particular emphasis on the renegotiation of content contracts and staff reduction.

Capex dropped by 30.0% in 2003 to Euro 44 million, equivalent to 10.3% of revenues. The reduction in capex was achieved through a significant cutback in investments in the interactive TV project, a decrease in network spend as rollout is almost complete, and a decline in equipment prices. EBITDA minus Capex in 2003 amounted to Euro 84 million compared to Euro 10 million in 2002.

Table 23 – Multimedia Operating Data

	4Q03	4Q02	y.o.y	q.o.q	2003	2002	y.o.y

Homes Passed ('000)	2,472	2,390	3.4%	1.1%	2,472	2,390	3.4%
With Interactive Capabilities	2,221	2,048	8.4%	2.0%	2,221	2,048	8.4%
Pay-TV Customers (1) (2) ('000)	1,442	1,307	10.3%	2.8%	1,442	1,307	10.3%
Cable	1,094	1,017	7.6%	2.0%	1,094	1,017	7.6%
DTH	348	290	20.0%	5.6%	348	290	20.0%
Net Additions ('000)	40	43	(7.6%)	16.5%	134	147	(9.1%)
Churn (%)	15.3	16.4	(1.1p.p)	(0.2p.p)	15.1	16.3	(1.2p.p)
Premium Customers (2) ('000)	1,099	916	20.0%	9.1%	1,099	916	20.0%
Penetration Rate of Cable (%)	48.6	46.9	1.7 p.p.	0.4 p.p.	48.6	46.9	1.7 p.p.
Pay to Basic Ratio (%)	76.2	70.1	6.1 p.p.	4.4 p.p.	76.2	70.1	6.1 p.p.
Cable Broadband Accesses ('000)	230	140	64.3%	13.3%	230	140	64.3%
Blended ARPU (Euro)	24.6	22.3	10.6%	3.2%	23.8	21.5	10.6%
Pay-TV ARPU	20.4	19.2	5.9%	1.8%	20.0	19.0	5.3%
Cable Internet ARPU	27.5	29.9	(8.3%)	(0.6%)	28.5	31.3	(8.9%)

(1) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different techonogies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.
(2) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

The rollout of the cable network is almost complete with 2,472 thousand homes passed at the end of 2003, of which 90% are equipped with interactive capabilities. Approximately 40 thousand customers were added in the fourth quarter of 2003, reaching 1,442 thousand Pay-TV customers at the end of 2003 (1,094 thousand cable and 348 thousand DTH) and representing a 10.3% y.o.y increase in customers. The number of premium services customers climbed by 20.0% in 2003 to 1,099 thousand, corresponding to a pay to basic ratio of 76.2% which compares to 70.1% in 2002.

The take-up of broadband cable Internet access (Netcabo) increased significantly in 2003, reaching 230 thousand customers. Approximately 27 thousand Netcabo customers were added in the fourth quarter and 90 thousand in the full year. The penetration of the Internet service among cable TV subscribers stood at 21.0% at the end of 2003, which compares with 13.8% a year earlier.

Blended ARPU in the fourth quarter of 2003 was Euro 24.6, representing an increase of 10.6% over the fourth quarter last year. Pay-TV ARPU reached Euro 20.4, a 5.9% increase over the Euro 19.2 ARPU booked in the fourth quarter last year. The ARPU of broadband Internet customers in the fourth quarter of 2003 was Euro 27.5.

Audiovisuals Business

In the fourth quarter of 2003, operating revenues of the audiovisuals business segment amounted to Euro 40 million, a 0.9% increase over the same period last year. This was achieved on the back of a 30.5% increase in film distribution and exhibition revenues and against a 6.2% decline in consoles and videogames revenues. EBITDA reached Euro 3 million in the fourth quarter of 2003, a decrease of 7.9% over the fourth quarter of 2002. Capex in 2003 totalled Euro 7 million, equivalent to 6.4% of revenues.

Media Business

Lusomundo Media posted operating revenues of Euro 39 million in the fourth quarter of 2003, a decrease of 5.4% over the same period last year. Lusomundo Media’s EBITDA increased to Euro 5 million in the fourth quarter of 2003 from Euro 3 million in the same period of last year. Capex in 2003 totalled Euro 5 million, equivalent to 3.1% of revenues.

12. OTHER OPERATIONS

Médi Télécom

At the end of 2003, Médi Télécom in Morocco, an associated company that is 32.2% owned by PT, had 2,060 thousand customers, representing a 43.4% market share. Prepaid customers accounted for 93.7% of the total customer base. Médi Télécom added 83 thousand customers in the fourth quarter of 2003. The ARPU of Médi Telecom in the fourth quarter of 2003 was Euro 11.8 whilst CCPU reached Euro 7.5. Operating revenues in the fourth quarter of 2003 amounted to Euro 69 million, an increase of 10.0% over the same period last year. EBITDA amounted to Euro 25 million, compared to Euro 18 million in the fourth quarter of 2002, equivalent to a 34.6% margin. Capex in 2003 amounted to Euro 61 million, a 54.0% reduction over the same period last year. PT accounts for its investment in Médi Télécom using the equity method. Its contribution in 2003 was negative Euro 25 million and was included in the income statement under “Equity in Losses of Affiliated Companies”.

Mascom

Mascom in Botswana, in which PT holds a 50% plus one share economic and voting interest, had 330 thousand customers at the end of 2003, an increase of 18.6% over the same period last year. Mascom had a market share of approximately 71% and prepaid customers accounted for 96.7% of its total customer base. ARPU in the fourth quarter of 2003 was Euro 20. Operating revenues in the fourth quarter of 2003 amounted to Euro 20 million, a growth of 41.4% over the same period last year. EBITDA reached Euro 8 million, a rise of 46.5% over the fourth quarter of 2002, equivalent to a margin of 28.9%, a 1.3 p.p. improvement over the fourth quarter last year. Capex in 2003 amounted to Euro 10 million. PT accounts for this investment on a fully consolidated basis and its results are included under “Other” in the presentation of results by business segment.

On July 7, 2003 PT reached an agreement with Citizens for the sale of its 50% plus one share stake in Mascom, for a total consideration of Botswana Pulas 250 million, equivalent to approximately Euro 46 million. Deci Investment and TSM Private Limited, the minority shareholders of Mascom, have exercised their pre-emptive rights for the acquisition of PT’s stake on the same terms and conditions as agreed with Citizens. An initial payment of Botswana Pulas 200 million, equivalent to Euro 41 million, was already received by PT and completion of the transaction is pending regulatory approval. Mascom, which had a net debt of Euro 237 thousand as of December 2003, will no longer be consolidated in PT’s financial statements upon completion of the sale. Despite the sale, PT will continue providing consulting services to Mascom’s management under the scope of the existing Management Agreement.

13. FOURTH QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

  On October 9, 2003, Telesp Celular Participações (“TCP”) launched a tender offer to acquire the remaining 43,385,533,827 common shares of TCO, following the completion of its acquisition of a controlling interest in TCO on April 25, 2003. The offering price of R$ 16.58 per 1,000 shares represents 80% of the price paid to the former controlling shareholder on September 23, 2003. This value was updated through to the date of the auction, in accordance with the tender offer announcement, to R$ 16.73 per 1,000 shares. In the tender offer TCP acquired 32,205,831,707 common shares of TCO, representing 74.2% of the total common shares in circulation for R$ 538.8 million. Following this tender offer, TCP now owns 90.7% of total voting shares of TCO, excluding the treasury shares held by this company.

  On October 17, 2003, PT Comunicações (“PTC”) was notified of the decision of the Supreme Court related to the appeal against the decision of the Appeals Court that considered illegal the activation fees introduced by Portugal Telecom, S.A. in the prices for fixed telephone services in February 1998, approved by the competent authorities and ratified by the Portuguese Government, and condemned PTC (that legally followed Portugal Telecom, S.A. in this legal action) to refund the subscribers the amounts charged in 1999 as activation fees. The Supreme Court denied PTC’s intention and maintained the Appeals’ Court decision.

  On October 31, 2003, as previously announced, TCP and TCO decided to carry out a merger of TCO shares into TCP shares in order to convert TCO into a wholly owned subsidiary of TCP, by merging their shareholders into a single listed company, with higher liquidity, and unified management of the businesses. The exchange ratio was fixed at 1.27 TCP common shares per each TCO common share and 1.27 TCP preferred shares per each TCO preferred share. The Brazilian Securities and Exchange Commission (“CVM”) issued an opinion, on December 26, 2003, that the merger of TCO shares into TCP did not fully comply with current laws in force in Brazil. Although the management of TCP and TCO disagree with the arguments and conclusion stated in the CVM decision, it is believed that the CVM decision makes uncertain, in practical terms, the implementation of the merger of shares, as originally proposed, due to the potential obstacles that may be created by third parties. Therefore, taking into account the best interest of shareholders, the management of TCO and TCP decided to cancel this transaction on January 12, 2004.

  On November 20, 2003, PT and PTC signed an agreement with Rádio e Televisão de Portugal (“RTP”) relating to the payment by the latter of an outstanding receivable balance due to PTC. This agreement is related to outstanding invoices from services rendered by PTC to RTP up to December 31, 2002, plus interest. As a result of the negotiations, RTP will pay a total amount of Euro 83 million to settle this outstanding receivable due to PTC. As of December 31, 2003, an amount of Euro 67 million had already been paid by RTP and the remaining balance is expected to be paid in the first half of 2004. The agreement also establishes the definition of a new monthly settlement mechanism related to accounts receivable and payable balances resulting from, respectively, invoices issued by PTC and other PT Group companies to RTP and from invoices issued by RTP to PT Group companies. The mechanism will substitute the current settlement proceedings, allowing PT to obtain a significant improvement in the management of its receivable balances from services provided to RTP.

  On January 22, 2004, PT reallocated certain operational responsibilities within its Executive Committee. As a result of these changes, Mr. Miguel Horta e Costa, in addition to his role as Group CEO, has also taken on direct responsibility for PT’s wireline business. Mr. Zeinal Bava and Mr. Iriarte Esteves, in addition to their current roles, were also appointed executive vice-presidents of the wireline business. Mr. Bava is now responsible for the residential/SoHo segments and Mr. Esteves for the corporate/wholesale segments of the wireline business. Mr. Carlos Vasconcellos Cruz, will now supervise all of PT’s international businesses focusing primarily on Vivo in Brazil.

  On February 11, 2004, PT announced that its Board of Directors will submit to shareholder approval, at the AGM called for April 2, 2004, a reduction of PT’s share capital of up to Euro 125,428,500. This share capital reduction, to be carried out under the share buyback programme, would take place through the cancellation of up to 125,428,500 treasury shares, representing 10% of PT’s share capital, and requiring the approval of the corresponding amendment to the articles of association.

  Further to the announced share buyback programme, as at February 11, 2004, PT had acquired, on the Euronext Stock Exchange, a total of 39,010,108 treasury shares, or 3.11% of PT’s share capital, at an average price of Euro 7.65 per share.

14. BASIS OF PRESENTATION

PT’s financial results by business segment reflect certain changes to its reportable segments made during 2003, as compared to previous years, in line with management’s current view of PT’s businesses. PT’s results by business segment for prior periods have been restated to reflect these changes. PT’s business segments are now the following:

  Wireline Business, which comprises:

              Fixed Telephone Service – PTC
              Data and Corporate – PT Prime
              ISP and Portals – PTM.com

  Domestic Mobile – TMN

  Brazilian Mobile – Vivo

  Multimedia – PTM, which comprises:

              Pay-TV and Cable Internet – TV Cabo (plus TV Cabo Audiovisuais)
              Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas
              Media – Lusomundo Media
              Other Multimedia Operations – PTM holding company

  Other – Other businesses, PT holding company and instrumental companies

The main changes in PT’s reportable segments were the following:

  Definition of a Wireline reportable segment including PTC and PT Prime, which in 2002 were reported as separate reportable segments, and also PTM.com which in 2002 was included in the Multimedia reportable segment up to September 30, 2002;

  In the Brazilian Mobile reportable segment, replacement of 100% of TCP’s results by the proportional consolidation of 50% of Vivo, following the incorporation of the 50/50 joint-venture with Telefónica at the end of 2002;

  In the Multimedia reportable segment: (1) exclusion of the results of PTM.com (which are now included in the Wireline reportable segment as described above); and (2) inclusion of TV Cabo Audiovisuais in the Pay-TV and Cable Internet sub-segment, which were previously included in Other Multimedia Operations.

In the third quarter of 2003 a further change was made in the presentation of revenues in the Wireline Business which is now as follows:

  Retail, which comprises:

              Fixed Charges – PTC
              Traffic – PTC
              ADSL Retail – PTM.com
              Other ISP revenues – PTM.com

  Wholesale – PTC

  Data & Corporate – PT Prime

  Other Wireline revenues, which comprise:

              Other Fixed Telephone Service revenues – PTC
              Sales of Telecommunications Equipment
              Directories – PTC
              Portals – PTM.com

Previously, revenues in the Wireline Business were reported considering three different sub-segments, as follows:

  PTC - Fixed Telephone Service

  PT Prime – Data & Corporate

  PTM.com – ISP & Portals

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacts:	Zeinal Bava, Group Chief Financial Officer
zeinal.bava@telecom.pt

Francisco Nunes, Group Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego, Group Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351.215001701
Fax: +351.213556623

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,”"projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters Service under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.